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As filed with the Securities and Exchange Commission on March 22, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MOUNTAIN BANK HOLDING COMPANY

(Name of small business issuer in its charter)

WASHINGTON	6712	91-1602736
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

501 Roosevelt, Enumclaw, Washington 98022
(360) 825-0100

(Address and telephone number of principal executive offices and principal place of business)

ROY T. BROOKS
Chairman of the Board and Chief Executive Officer
501 Roosevelt, Enumclaw, Washington 98022
(360) 825-0100

(Name, address, and telephone number of agent for service)

Copies of communications to:

STEPHEN M. KLEIN, ESQ.
WILLIAM E. BARTHOLDT, ESQ.
Graham & Dunn PC
1420 Fifth Avenue, 33rd Floor
Seattle, Washington 98101-2390

Approximate date of commencement of proposed sale of securities to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Registered	Amount Being Registered	Proposed Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock	60,000 shares	$12.50	$750,000	$69.00

(1)
Estimated solely for purpose of determining registration fee pursuant to Rule 457(a).

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        Disclosure alternative used (check one): Alternative 1 ☐ Alternative 2 ☒

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PROSPECTUS

501 Roosevelt
Enumclaw, WA 98022
(360) 825-0100

A Maximum of 60,000 Shares (No Minimum Number of Shares)
No Par Value Common Stock

        Mountain Bank Holding Company is offering 60,000 Shares of its common stock to existing shareholders and the public at $12.50 per Share. "Existing Shareholders" for the purposes of this offering are persons who owned Shares of record on March 19, 2002. Commencing April 10, 2002, we will offer up to 60,000 Shares to existing shareholders. The minimum purchase for existing shareholders is 25 Shares. All sales will be on a first-come-first-served basis.

        The priority offer to our existing shareholders will expire on May 10, 2002. If all Shares are not subscribed for by that date they will be offered, again on a first-come-first-served basis to the general public. The offering to the general public will expire on June 13, 2002, unless we terminate it earlier or extend it. If we extend the offering, we will not extend it for more than 30 additional days.

        In addition to other matters discussed in this document, you should also be aware of the following:

  •
  There is no minimum offering amount, and we may receive less than $750,000 in gross proceeds;

  •
  Because there is no minimum offering amount, we will have immediate access to subscription funds once we have accepted a subscription;

  •
  Once we have accepted a subscription, it cannot be withdrawn by the investor;

  •
  We are selling the shares directly—there is no underwriter involved in the offering;

  •
  There is no market for our shares, and there is very limited trading activity;

  •
  We have established the offering price of $12.50 per Share; however, our shares have recently traded at $12.00 per Share; and

  •
  Our directors and executive officers intend to purchase approximately 19% of the offered Shares, subject to the same first-come-first-served requirement applicable to all other purchasers.

        The minimum purchase for existing shareholders is 25 Shares, and the minimum for new shareholders is 100 Shares. No person will be permitted to purchase more than 2,500 Shares, subject to the discretion of the board of directors.

        Investment in the Shares involves certain risks. See "RISK FACTORS" beginning on page 4 for information that should be considered by each prospective investor.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Mountain Bank Holding(1)

Per Common Share	$12.50	$0	$12.50

Maximum Offering	$750,000	$0	$750,000

(1)
Before deducting estimated expenses of the offering of approximately $50,000, including registration fees, legal and accounting fees, printing and other miscellaneous expenses.

The date of this prospectus is [April 10], 2002.

        The securities offered by means of this prospectus are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

PROSPECTUS SUMMARY

        The following summary explains the significant aspects of the stock offering. The summary is qualified by the more detailed information and the financial statements appearing elsewhere in this prospectus.

The Offering

Common Stock Offered	60,000 Shares
Common Stock to be Outstanding After the Offering	2,130,901 Shares (assuming all Shares offered are sold and no outstanding stock options are exercised).
Minimum Subscription	Existing shareholders must subscribe for a minimum of 25 Shares, and new shareholders must subscribe for a minimum of 100 Shares.
Maximum Subscription	2,500 Shares, subject to the discretion of the board of directors.
Price	$12.50 per Share.
Use of Proceeds	To support our growth, including branch expansion. See "USE OF PROCEEDS."
Special Factors to be Considered	An investment in the Shares involves certain risks. See "RISK FACTORS."

        Plan of Distribution.    The offering will be conducted in two stages:

        PHASE 1—EXISTING SHAREHOLDERS. The first stage is a priority offering exclusively to our existing shareholders (holders of record as of March 19, 2002), although the general public may subscribe for Shares during Phase 1 as described below. Phase 1 has the following features:

  •
  Phase 1 will begin on April 10, 2002, and will continue until May 10, 2002.

  •
  All sales will be on a first-come-first-served basis.

  •
  Existing shareholders must purchase a minimum of 25 Shares. No shareholder (existing or new) may purchase more than 2,500 Shares in the offering, subject to the discretion of the board of directors.

  •
  New shareholders may subscribe for Shares during Phase 1, but we will not act upon such subscriptions until the beginning of Phase 2.

        PHASE 2—NEW SHAREHOLDERS. If all Shares offered to existing shareholders are not subscribed for during Phase 1, Shares will be offered to the general public. Phase 2 has the following features:

  •
  Phase 2 will begin on May 13, 2002 and will end (along with the offering in general) on June 13, 2002, unless sooner terminated or extended.

  •
  All sales will be on a first-come-first-served basis.

  •
  As noted above, new shareholders may subscribe for Shares during Phase 1, but such subscriptions will not be acted upon until the beginning of Phase 2.

  •
  New shareholders must purchase a minimum of 100 Shares.

Conditions of the Offering

        We may accept or reject subscriptions in whole or in part for any reason. Once we accept a subscription, it cannot be withdrawn by the investor. Completion of the offering is not conditioned upon receiving a minimum total offering amount. There are no escrow arrangements with respect to this offering. Accordingly, subscription funds that we receive and accept will be available for our immediate use. If we reject a subscription, the full amount tendered by the subscriber will be promptly returned.

        While we do not anticipate any modification of the terms of the offering, if there are any material changes, subscribers will be resolicited and will be given an opportunity to rescind their investment.

        See "TERMS OF THE OFFERING" for a more complete description of the offering.

About Mountain Bank Holding

        Mountain Bank Holding Company is a Washington corporation initially formed in 1993 primarily to hold all of the common stock of Mt. Rainier National Bank, a national banking association organized in July 1990. We had consolidated total assets of approximately $125,881,000 at December 31, 2001. Mt. Rainier Bank provides personal and commercial banking and related financial services at its main office located at 501 Roosevelt Avenue, Enumclaw, Washington, and at its branch offices located in Buckley, Black Diamond and Auburn, Washington.

        At December 31, 2001, Mountain Bank Holding had consolidated total liabilities of approximately $112,578,000, and stockholders' equity of approximately $13,303,000.

        See "BUSINESS—Mountain Bank Holding" for a more complete description of our business.

RISK FACTORS

        An investment in the Shares being offered involves certain risks. In addition to the other information contained in this prospectus, anyone considering investing in the Shares should read and carefully consider the following:

You may have difficulty selling our Shares, as there is little trading activity

        There is very little market activity in the stock. The Shares are not listed, traded or quoted on any securities exchange or in the over-the-counter market. No dealer has committed to make or makes a market in the Shares. Isolated transactions between individuals occur from time to time. See "BUSINESS—Market for Common Equity and Related Stockholder Matters."

        While the Shares are not listed or traded on any market, traded stocks have recently experienced a decline in stock prices, including the financial services segment. Although there is no direct correlation between the trading prices of stocks on the national stock markets and the trading price of our Shares, and although the trading price of our Shares has in fact risen in recent years, significant negative fluctuations in the markets could negatively affect the trading price of the Shares.

We have set the offering price ourselves, and the price may not reflect the actual value

        We have established the offering price of $12.50 per Share based solely on our belief of the fair market value of the Shares. The offering price of $12.50 represents a multiple of 1.94 times the book value of the Shares as of December 31, 2001. See the "Consolidated Balance Sheets" in the financial statements that are included in this prospectus. We did not retain an independent investment banking firm or securities dealer to assist in the valuation of the Shares offered or in the determination of the offering price.

The return on your investment is uncertain

        We cannot provide any assurance that a purchaser of the Shares will realize a substantial return on his or her investment, or any return at all. Further, as a result of the uncertainty and risks associated with our operations as described in this "RISK FACTORS" section, it is possible that an investor could lose his or her entire investment.

Purchasers in this offering will experience an immediate dilution in their equity interest in our common stock

        The net book value per Mountain Bank Share at December 31, 2001, was $6.43. Giving effect to the assumed sale of 60,000 Shares in this offering, the pro forma net book value at December 31, 2001, would have been $6.58 per Share. This means that if all 60,000 of the offered Shares are sold, each present shareholder would experience an immediate increase in the net book value of his or her Shares of $.15 per Share. Each purchaser of Shares in the offering would experience an immediate dilution of $5.92 per Share measured in terms of net book value (the difference between the $12.50 purchase price and the $6.58 pro forma net book value). There is not, however, any direct correlation between the book value of the Shares and the market value of the Shares. See "DILUTION" for an illustration of how the dilution occurs.

Fluctuating interest rates can adversely affect our profitability

        Mt. Rainier Bank's profitability is dependent to a large extent upon net interest income—the difference between its interest income on interest-earning assets and interest expense on interest-bearing liabilities. The banking industry has in recent years experienced significant fluctuations in net interest income due to changing interest rates. Most recently, declining rates have narrowed the interest rate margins for many financial institutions as interest rates have fallen and competition for loans and deposits has increased. Mt. Rainier Bank will continue to be affected by changes in interest rates and other economic factors beyond its control. We are asset sensitive, meaning that our assets reprice more quickly than our liabilities. This has an adverse effect in the short term on our interest margins, in a falling interest rate environment such as we experienced last year. See "BUSINESS—Asset and Liability Management."

Some of our loan concentrations present a business risk if segments of the economy suffer a downturn

        Mt. Rainier Bank's loan portfolio is concentrated in real estate, commercial, dairy/agriculture and construction lending, as well as consumer loans. Although we do not believe that the loan concentrations currently pose an undue risk, the concentration in real estate construction loans could present risk in the event of a downturn in the local economy. Dairy and agriculture loans could present additional risk if continued pressure concerning environmental issues results in increased costs and lower margins for farmers. See "BUSINESS—Lending Activities."

Some of our competitors are not subject to the same amount of regulation as we are and may have an advantage over us

        We are supervised and regulated by federal and state government agencies. The primary concern of the regulators is to protect depositors, not shareholders. These regulators include the Federal Deposit Insurance Corporation, which insures bank deposits, the Office of the Comptroller of the Currency, and the Board of Governors of the Federal Reserve System.

        Federal and state regulations place banks at a competitive disadvantage because other competitors, such as finance companies, credit unions, mortgage banking companies and leasing companies, are not scrutinized so closely. We have so far been able to compete effectively in our market areas. However, there is no assurance we will continue to do so. Further, future changes in federal and state banking regulations could adversely affect our operating results and our ability to continue to compete effectively. See "SUPERVISION AND REGULATION."

Competition in the market area that we serve may limit our future success

        Commercial banking is a highly competitive business. We compete with other commercial banks, savings and loan associations, credit unions and finance companies operating in South King and East Pierce Counties and elsewhere. Mt. Rainier Bank is subject to substantial competition for loans and deposits coming from other financial institutions in the market area. In certain aspects of its business, Mt. Rainier Bank also competes with a variety of other financial and financial service companies. These competitors are described at "BUSINESS—Market Area and Competition."

        Some of our competitors are not subject to the same degree of regulation and restriction as Mt. Rainier Bank. Some of them have financial resources greater than Mt. Rainier Bank's. Mt. Rainier Bank competes for funds with other institutions, which, in most cases, are significantly larger and are able to provide a greater variety of services than Mt. Rainier Bank and thus may obtain deposits at lower rates of interest. If Mt. Rainier Bank were to become unable to compete effectively, our business, financial condition and results of operations could be materially adversely affected. See "BUSINESS—Market Area and Competition."

We could be adversely affected by a downturn in the economy of the market area we serve

        Our future success is largely dependent on the general economic conditions in our primary service area. This area includes the cities of Enumclaw, Buckley, Black Diamond, and Auburn, and surrounding communities. Any factors that adversely affect the economy of Mt. Rainier Bank's primary service area could adversely affect our performance. The State of Washington is experiencing an economic downturn currently, with a seasonally adjusted unemployment rate of 7% in February, 2002, which was the second highest in the nation.

        Our primary service area was largely dependent upon agriculture until a few years ago. The economic base is now more diversified and includes manufacturing, retail and wholesale establishments and personal and industrial services. Our expansion in 1998 into the Auburn market, which is typified by larger businesses and includes a large Boeing plant, has presented new opportunities but also new challenges in terms of dependence on the local economy. There can be no assurance that a slowdown in the economy as a result of market conditions would not have an adverse impact on our business. See "BUSINESS—Market Area and Competition."

You will likely not receive cash dividends on the Shares

        We have never paid a cash dividend, and we do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operation and expansion of Mt. Rainier Bank. Our ability to pay dividends in the future will depend primarily upon the earnings of Mt. Rainier Bank and its ability to pay dividends to Mountain Bank Holding. See "DIVIDEND POLICY" and "SUPERVISION AND REGULATION—Dividends."

We would be adversely affected if we lost the services of Roy Brooks, Steve Moergeli or Sheila Brumley

        We depend upon the services of Roy T. Brooks, Chairman of the Board and CEO of Mountain Bank Holding, Steve W. Moergeli, President and CEO of Mt. Rainier Bank, Sheila M. Brumley, Chief Financial Officer of Mountain Bank Holding and Senior Vice President and Cashier of Mt. Rainier Bank, and the experienced management team they have assembled. The loss of Mr. Brooks, Mr. Moergeli or Ms. Brumley, if not replaced shortly with equally competent persons, could have an adverse effect on Mountain Bank Holding and Mt. Rainier Bank. Neither Mountain Bank Holding nor Mt. Rainier Bank has entered into employment agreements with any of its executive personnel.

There are restrictions on changes of control of Mountain Bank Holding that could decrease your chance of realizing a premium on your shares

        As a Washington corporation, we are subject to various provisions of the Washington Business Corporation Act that impose restrictions on certain takeover offers and business combinations, such as combinations with interested shareholders and share repurchases from certain shareholders. See "DESCRIPTION OF COMMON STOCK—State Anti-Takeover Provisions."

        Provisions of our Articles of Incorporation requiring a staggered board could be used to hinder or delay a takeover bid. These provisions may inhibit takeover bids and could decrease the chance of shareholders realizing a premium over market price for their Shares as a result of a takeover bid. See "DESCRIPTION OF COMMON STOCK—Staggered Board of Directors."

TERMS OF THE OFFERING

Method of Offering: Introduction

        Our stock offering is structured somewhat differently than our previous offerings, as we are not offering priority Shares to our existing shareholders on a "pro rata" basis as in the past, and we have set a minimum 25 Share purchase requirement for existing shareholders.

        Given the relatively low number of Shares being offered (60,000) in relation to the number of Shares outstanding (2,070,901), a pro rata arrangement would result in existing shareholders being allocated only three Shares in the offering for every 100 Shares owned. Since this is not very practical, the board of directors has decided to offer Shares to our existing shareholders on a priority basis, but not using the pro rata allocation as in past offerings. Instead, the offering to existing shareholders will be on a "first-come-first-served" basis during the priority period.

        We have also established a minimum purchase for existing shareholders of 25 Shares. Our administrative costs and burdens associated with the issuance and tracking of stock certificates for lesser amounts is considerable, and the board of directors has determined that it is prudent to minimize these costs to the extent possible. We have set the minimum as low as feasible ($312.50 purchase price) in order not to discourage participation by our existing shareholders holding fewer Shares.

        Phase 1—Existing Shareholders.    We have elected to first offer all 60,000 of the Shares to existing shareholders (record holders of Shares on March 19, 2002), on a first-come-first-served basis. Subscriptions will be accepted only for whole Shares.

        Existing shareholders must purchase a minimum of 25 Shares. No investor will be permitted to purchase more than 2,500 Shares in this offering, subject to the discretion of the board of directors. Phase 1 will begin on April 10, 2002, and will expire on May 10, 2002.

        Phase 2—New Shareholders.    If all Shares offered to existing shareholders are not subscribed by May 10, 2002, we will offer any remaining Shares to the general public. Phase 2 will begin on May 13, 2002, and will expire on June 13, 2002, unless we sooner terminate the offering or unless we extend the offering. If we do extend the offering, we will not extend it past July 12, 2002.

        New shareholders may subscribe at any time during the offering (Phase 1 or Phase 2), but such subscriptions will not be acted upon until the beginning of Phase 2, when we determine whether Shares remain available for sale, after sale to existing shareholders. We will deposit all subscription funds received from new shareholders during Phase 1 in a segregated account at Mt. Rainier Bank pending the closing of Phase 1. If we are unable to honor the subscription of a new shareholder, in whole or in part, all subscription funds that are not applied to the purchase of Shares will be promptly returned to the subscriber.

        New shareholders must purchase a minimum of 100 Shares. All subscriptions will be accepted on a first-come-first-served basis.

How to Subscribe

        We have prepared two forms of subscription agreement, one for existing shareholders and one for new shareholders. You should complete and sign the appropriate form of subscription agreement, and send it with full payment for the number of Shares subscribed, to:

Mountain Bank Holding Company
501 Roosevelt
Enumclaw, WA 98022

Residency Requirement for New Shareholders

        Persons acquiring Shares in the Offering who are not existing shareholders will be required to certify that they are bona fide residents of the State of Washington. This certification, which is contained in the form of subscription agreement that each such person will complete, is required in order to comply with applicable state securities laws. We may waive this residency requirement in our sole discretion.

Offering Expiration Date

        We must receive completed and signed subscription agreements from existing shareholders, together with full payment for the Shares subscribed, no later than 5:00 p.m. local time on May 10, 2002, in order for such subscribers to participate in Phase 1. Subscription agreements from existing shareholders received after that date (but before the expiration of Phase 2) will not qualify for Phase 1, and will thus have no priority in the sale of Shares in Phase 2.

        We must receive completed and signed subscription agreements from members of the general public (and including existing shareholders who return subscription agreements after the end of Phase 1) not later than 5:00 p.m. on June 13, 2002, the expiration date of the offering. Such subscription agreements must be accompanied by full payment for the Shares subscribed.

        We reserve the right to terminate Phase 2 of the offering prior to June 13, 2002. We also have the right to extend the offering. If we extend the offering, we will extend it for up to an additional 30 days, to not later than July 12, 2002. We will not accept any subscriptions after the offering has expired or has been terminated.

Accepted Subscription Funds

        All subscription funds that we receive and accept will become our property. Once we have accepted a subscription, it cannot be revoked by the investor.

Rejection of Subscriptions and Return of Subscription Funds

        We reserve the right to reject any subscription in whole or in part, in our sole discretion. If we reject any subscription, the full amount of subscription funds tendered will be returned promptly to the subscriber, without any deductions.

Commissions

        No commissions, fees, or other remuneration will be paid to any of our directors, officers, or employees, or to any other person or company for selling the Shares in this offering.

Delivery of Stock Certificates

        We will issue certificates for Shares duly subscribed, paid for and accepted as soon as practicable after completion of the offering.

Purchase Intentions of Directors and Executive Officers

        Our directors and executive officers are eligible to participate in this offering, as existing shareholders. Mountain Bank Holding's directors and executive officers have indicated to us that they presently plan to purchase a total of 11,273 Shares. Our directors and executive officers must purchase Shares on a first-come-first-served basis, like all other Mountain Bank Holding's shareholders.

        Mountain Bank's directors and executive officers currently beneficially own 17.31% of the outstanding Mountain Bank Shares. If they purchase 11,273 Shares in the offering, as they have indicated they intend to do, they will own 369,740 outstanding Shares, or 17.35% of the total outstanding Shares, assuming that all 60,000 Shares are sold in this offering. See "MANAGEMENT—Security Ownership of Management and Certain Shareholders."

Representations of Subscribers

        Each subscriber will be required to represent that he or she has received a copy of this prospectus. This acknowledgement by a subscriber would be asserted by Mountain Bank Holding in defense of any claims against us by a subscriber on the basis that he or she was not provided with a copy of the prospectus, as required under federal securities laws. By making this representation, subscribers are not waiving any of their rights under the federal securities laws.

DILUTION

        Our tangible net book value at December 31, 2001, was $13,303,000, or $6.43 per share. Tangible net book value per share is determined by dividing our net worth (assets less total liabilities) by the number of Shares outstanding. Without taking into account any changes in such tangible net book value after December 31, 2001, other than to give effect to the sale of 60,000 Shares offered in this offering (after deducting estimated offering expenses), the pro forma tangible net book value of the outstanding Shares at December 31, 2001, would have been $14,003,000, or $6.58 per share. This represents an immediate increase in tangible net book value to present shareholders of $.15 per share and an immediate dilution to new investors of $5.92 per share. The following table illustrates the dilution on a per-Share basis:

Offering price per share		$12.50
Tangible net book value per share before offering	$6.43
Increase in tangible net book value per share attributable to new investors	.15
Pro forma tangible net book value per share after Offering		$6.58
Dilution per share to new investors(1)		$5.92

(1)
Dilution to new investors is determined by subtracting pro forma tangible net book value per share after the offering from the $12.50 offering price per share.

DIVIDEND POLICY

        We have never paid a cash dividend and currently intend to retain our earnings, if any, for use in our business. We do not anticipate paying any cash dividends in the foreseeable future. The board of directors cannot predict when such dividends, if any, will ever be paid. The payment of dividends, if any, will be subject to determination and declaration by the board of directors, which will take into account the financial condition of Mountain Bank Holding and Mt. Rainier Bank, results of operations, tax considerations, industry standards, economic conditions and other factors. Our ability to pay dividends in the future will depend primarily upon the earnings of Mt. Rainier Bank and its ability to pay dividends to us. The ability of Mt. Rainier Bank to pay dividends to us is governed by various statutes. See "SUPERVISION AND REGULATION—Dividends."

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the offered Shares will be approximately $700,000, assuming that all 60,000 offered Shares are sold. Because this offering is not conditioned on the sale of a minimum number of Shares, the net proceeds will be reduced if investors do not subscribe for the maximum number of offered Shares. As a consequence, we cannot provide any assurance that we will attain the maximum net proceeds of $700,000.

        We will use the net proceeds of the offering to support our recent and anticipated future growth and for general corporate purposes. In particular, we anticipate that approximately $600,000 or 85% of the net proceeds will be used to pay for construction and other costs associated with the opening of our Maple Valley Branch, and that approximately $100,000 or 15% will be used to finance the acquisition of land in Sumner, Washington (see "BUSINESS—Property"). The costs of both the Maple Valley Branch and the Sumner land acquisition have been paid for from existing funds, and neither involved borrowing funds from a third party. We will use the proceeds of this offering to replenish our working capital with respect to these expenditures. If we receive substantially less than $700,000 in net proceeds, we intend to use the funds received first to offset costs associated with the Maple Valley Branch and if funds remain, to reimburse the costs of acquisition of the land in Sumner. Any remaining net proceeds will be used for general corporate purposes.

BUSINESS
Mountain Bank Holding

        We are a bank holding company organized under the laws of Washington, chartered in 1993. We had consolidated total assets of approximately $125,881,000 at December 31, 2001. We are located in Enumclaw, Washington, and conduct our operations through our subsidiary, Mt. Rainier National Bank, a national banking association organized in 1990. We do not engage in any substantial activities other than acting as a bank holding company for Mt. Rainier Bank. We believe we can present an alternative to large national or regional financial institutions by offering local ownership, local decision-making and other personalized service characteristics of community banks. The holding company structure provides flexibility for expansion of our banking business through acquisition of other financial institutions and allows us to provide additional banking-related services that a traditional commercial bank may not be able to provide. See "SUPERVISION AND REGULATION."

Return on Assets and Equity

        The following table shows performance ratios of Mountain Bank Holding for the years ended December 31, 2001 and 2000. These ratios are among those commonly used in analyzing bank holding companies.

	December 31, 2001	December 31, 2000
Return on average assets	0.83%	0.96%
Return on average equity	7.40%	8.63%
Dividend payout ratio	0%	0%
Average equity average to assets ratio	11.26%	11.17%

Employees

        Mountain Bank Holding had two full-time equivalent employees at December 31, 2001. Mt. Rainier Bank had a total of 54 full-time equivalent employees at December 31, 2001.

Property

        Mt. Rainier Bank's main office is located in Enumclaw, Washington, at 501 Roosevelt Avenue, in an office building owned by Mt. Rainier Bank. The facility has 10,275 square feet with two drive-up windows, an automatic teller machine (ATM), and a night depository. The premises are fully equipped and include teller counters, key drawers, safe, safe deposit boxes, signs and alarm equipment.

        On February 6, 1995, Mt. Rainier Bank opened its Buckley Branch located at 29290 Highway 410, Buckley, Washington. The facility has 3,100 square feet, a two-lane drive-up, an ATM and a night depository.

        On January 26, 1998, Mt. Rainier Bank opened its Black Diamond Branch at 31329 Third Avenue, Black Diamond, Washington. The facility has 3,100 square feet, a two-lane drive up, an ATM, and a night depository.

        On November 16, 1998, Mt. Rainier Bank opened its Auburn Branch at 1436 Auburn Way South, Auburn, Washington. The building has approximately 2,624 square feet and a two-lane drive up and includes an ATM and a night depository.

        Mt. Rainier Bank is in the process of constructing a branch office located at 23924 225th Way SE in Maple Valley, Washington. The facility will have approximately 3,100 square feet and will be a full service facility with a two-lane drive-up, an ATM and a night depository. Construction is estimated to be complete in early April, 2002.

        Mt. Rainier Bank owns all of the facilities described above.

        Mt. Rainier Bank also owns approximately 33,000 square feet of commercial property located at 15114 East Main in Sumner, Washington. This property is intended to be used for a Mt. Rainier Bank branch that is currently expected to open in late 2002 or early 2003.

Legal Proceedings

        There are no material pending legal proceedings to which we or Mt. Rainier Bank is a party or of which any of our properties are subject; nor are there material proceedings known to us to be contemplated by any governmental authority; nor are there material proceedings known to us, pending or contemplated, in which any director, officer or affiliate or any principal security holder, or any associate of any of the foregoing, is a party or has an interest adverse to us or Mt. Rainier Bank.

Market for Common Equity and Related Stockholder Matters

        Market Information.    No broker makes a market in our common stock, and trading has not been extensive. Trades that have occurred cannot be characterized as amounting to an active market. The stock is traded by individuals on a personal basis and is not listed on any exchange or traded on the over-the-counter market. Due to the limited information available, the following price information may not accurately reflect the actual market value of the Shares. The following data includes trades between individual investors and new issues of stock. It does not include the exercise of stock options or Shares issued under the Employee Stock Purchase Plan.

Period	# of Shares Traded(1)	Price Range(1)
2000
1st Quarter	16,478	$9.00
2nd Quarter	8,418	$9.00
3rd Quarter	16,460	$9.25 to $10.00
4th Quarter	3,574	$10.00 to $10.50
2001
1st Quarter	6,264	$11.00
2nd Quarter	17,307	$11.00
3rd Quarter	4,099	$11.00 to $12.00
4th Quarter	14,639	$10.75 to $11.50

(1)
Adjusted to reflect a two-for-one stock split effective April 24, 2000. The price information was obtained from Mt. Rainier Bank acting as transfer agent for Mountain Bank Holding.

        On June 3, 2001, the Mountain Bank Holding board of directors declared a 5% (one Share for every 20 Shares owned) stock dividend payable to shareholders of record as of June 15, 2001. All applicable per Share amounts contained in this prospectus have been adjusted to reflect that stock dividend.

        To the best of our knowledge, the most recent transaction in the Shares was March 19, 2002, at a price of $12.00 per Share.

        We have had a practice of conducting periodic stock offerings to fund our growth and expansion. Since 1995, we have had four stock offerings. Our most recent offering commenced in November 2000, pursuant to a prospectus dated November 9, 2000, whereby we offered and sold 75,000 Shares at $11.00 per Share, raising approximately $750,000 net of offering expenses.

        At December 31, 2001, stock options for 232,550 Shares were outstanding. See Note 11 of the financial statements for additional information.

Number of Equity Holders

        As of March 19, 2002 (the record date for determining existing shareholders for this offering), there were 1,097 holders of record of Shares.

Mt. Rainier Bank

        Mt. Rainier Bank primarily serves individuals and small and medium-sized businesses located in its primary trade area. Mt. Rainier Bank offers its customers a full range of deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to the principal market areas at rates competitive in the area. In addition, retirement accounts such as IRAs (Individual Retirement Accounts) are available. Mt. Rainier Bank's deposits are attracted primarily from individuals, merchants, small and medium-sized businesses, and professionals. Mt. Rainier Bank's deposit accounts are insured by the FDIC up to the maximum amount, generally $100,000 per depositor, subject to aggregation rules.

        The principal sources of Mt. Rainier Bank's revenues are:

  •
  interest and fees on loans;

  •
  deposit service charges;

  •
  interest on deposits in other banks (generally on an overnight basis);

  •
  gains on mortgages originated and sold to the secondary market;

  •
  interest on investments; and

  •
  fees from sales of non-deposit investment products.

Mt. Rainier Bank's lending activity consists of:

  •
  short-to-medium-term commercial and consumer loans, including operating loans and lines;

  •
  equipment loans;

  •
  automobile, recreational vehicle and truck loans;

  •
  personal loans or lines of credit;

  •
  home improvement and rehabilitation loans;

  •
  VISA national credit cards; and

  •
  residential mortgage lending.

        Mt. Rainier Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, automated teller machine access, debit cards, automatic draft for various accounts, and telephone banking. Mt. Rainier Bank has a night depository as well as drive-up services.

Market Area and Competition

        Mt. Rainier Bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in Mt. Rainier Bank's primary service area, which is South King County and East Pierce County, Washington, including the communities of Enumclaw, Black Diamond, Buckley, Auburn, and elsewhere. All of the major regional commercial banks, including Bank of America, Key Bank, U.S. Bank, Wells Fargo, and Washington Mutual have a branch or branches within Mt. Rainier Bank's primary service area. Mt. Rainier Bank is the only locally owned bank in Enumclaw.

        Mt. Rainier Bank is subject to substantial competition in all aspects of its business. Intense competition for loans and deposits comes from other financial institutions in the market area. In certain aspects of its business, Mt. Rainier Bank also competes with:

  •
  credit unions;

  •
  small loan companies;

  •
  insurance companies;

  •
  mortgage companies;

  •
  finance companies;

  •
  brokerage houses; and

  •
  other financial institutions.

        Some of our competitors are not subject to the same degree of regulation and restriction as Mt. Rainier Bank and some have financial resources greater than ours. The future success of Mt. Rainier Bank will depend primarily on the difference between the cost of its borrowing (primarily interest paid on deposits) and income from operations (primarily interest or fees earned on loans, sales of loans and investments). Mt. Rainier Bank also receives non-interest income from sales of investment products, sales of mortgage loans, and income from service charges. Mt. Rainier Bank competes for funds with other institutions, which, in most cases, are significantly larger and are able to provide a greater variety of services than Mt. Rainier Bank and thus may obtain deposits even though they may offer lower rates of interest.

        Mt. Rainier Bank's primary service area is South King County and East Pierce County, including Enumclaw, Buckley, Black Diamond, Auburn, and surrounding communities. Enumclaw's population is 11,100, having experienced a 46% growth rate since 1990. Enumclaw is primarily considered a residential community, with most growth in single family residences. The local economy is dependent upon the forest products industry, farming, and tourism. Buckley has experienced less growth with a population of 4,330. Buckley is a residential community with very little business growth in the past few years. Black Diamond is now experiencing increased growth, with a population of 3,850, up from 1,760 in 1990. Auburn is a larger community with a population of 42,000, up from 35,230 in 1990. All of the major regional banks and savings and loans are located in Auburn.

Products and Services

        As its asset base has grown, Mt. Rainier Bank has introduced new products and services to position itself to compete in its highly competitive market. Mt. Rainier Bank's customers demand not only a wide range of financial products but also efficient and convenient service. In response to these demands, Mt. Rainier Bank has developed a mix of products and services utilizing technology available to the banking industry such as telephone banking and automatic teller machines. Mt. Rainier Bank also offers a wide range of commercial and retail banking products and services to its customers.

        Deposit accounts include certificates of deposit, individual retirement accounts and other time deposits, checking and other demand deposit accounts, interest bearing checking accounts, savings accounts and money market accounts.

        Loans include residential real estate, commercial, financial and real estate construction and development, installment and consumer loans.

        Other products and services include credit related insurance, ATMs, debit cards, safe deposit boxes, and non-deposit investment products.

Lending Activities

        Mt. Rainier Bank's major source of income is interest and fees charged on loans. The two main areas in which Mt. Rainier Bank has directed its lendable funds are commercial and real estate loans. At December 31, 2001, these categories accounted for approximately 27% and 65%, respectively, of Mt. Rainier Bank's total loan portfolio.

        In general, Mt. Rainier Bank is permitted to make loans to single borrowers in aggregate amounts of up to 15% of Mt. Rainier Bank's unimpaired capital and unimpaired surplus. Mt. Rainier Bank occasionally sells participations in loans when necessary to stay within lending limits or to otherwise limit Mt. Rainier Bank's exposure.

        Mt. Rainier Bank also seeks to reduce the risk of undue concentrations of loans to multiple borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At December 31, 2001, no such concentration exceeded 10% of Mt. Rainier Bank's loan portfolio, although approximately 3% of Mt. Rainier Bank's loan portfolio consisted of dairy/agricultural loans and approximately 8% of interim real estate construction loans. See "Loan Portfolio" below. Mt. Rainier Bank has no loans to foreign countries and its policy is to lend within Washington State; however, Mt. Rainier Bank does have some loans to out-of-state borrowers.

Loan Policy

        Interest income on loans is recognized based on principal amounts outstanding, at applicable interest rates. Accrual of interest on impaired loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal or when payment of principal or interest is contractually past due 90 days, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and when the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought current with respect to principal and interest and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

        In the normal course of business there are various commitments outstanding and commitments to extend credits that are not reflected in the financial statements. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. Mt. Rainier Bank uses the same credit policies in making commitments as it does for loans. Management does not expect that all such commitments will be fully utilized.

        Lending activities are conducted under a written Loan Policy that has been adopted by the Board of Directors of Mt. Rainier Bank. Each loan officer has a defined lending authority. Regardless of lending authority, aggregate loans over $350,000 are approved by Mt. Rainier Bank's Loan Committee. Aggregate loans over $250,000 are reviewed subsequently by Mt. Rainier Bank's Loan Committee.

        Loan commitments are underwritten within Mt. Rainier Bank's established guidelines for each loan category and carry no unusual risk. Mt. Rainier Bank experiences modest usage of these commitments.

        At December 31, 2001, Mt. Rainier Bank had outstanding commitments to loan monies totaling $10,853,000. Of this, $1,250,000 (11.52%) is secured by real estate and $2,777,000 (25.59%) is unused commitments to fund VISA Gold credit cards. Commercial and other loan commitments total $6,826,000 or 62.89% of total commitments.

        Mt. Rainier Bank has entered into agreements with other banks to participate in certain of Mt. Rainier Bank's commitments to extend credit to customers.

        Mt. Rainier Bank's mortgage activity consists of originating residential loans in which the closing of each loan is preceded by its negotiated sale on the secondary market. Primarily, these loans are funded by Mt. Rainier Bank and promptly sold. Mt. Rainier Bank also makes residential construction loans in which a "take-out" is negotiated on the secondary market. Mt. Rainier Bank closely adheres to guidelines for loan-to-value ratios in connection with such loans.

Loan Portfolio

        Total loans of $68,887,000 at December 31, 2001, reflected an increase of $3,245,000 or 4.94%, compared to total loans for the year ended December 31, 2000. Residential real estate loans, which historically have had low loss experience, decreased $2,605,000, or 15.89%. Construction and land development loans, loans secured by farmland, and commercial real estate loans increased by $3,216,000, or 11.45%. Commercial and industrial loans and agricultural loans increased by $2,614,000, or 16.47%. These types of loans carry a higher level of risk in that the borrowers' ability to repay may be affected by local economic trends. Installment and other consumer loans increased by $20,000, or .38%. These loans, generally secured by automobiles and other consumer goods, contain a historically higher level of risk; however, this risk is mitigated by the fact that these loans generally consist of small individual balances. As the loan portfolio is concentrated in Enumclaw and surrounding communities, there is a risk that the borrowers' ability to repay the loans could be affected by changes in local economic conditions.

        The loan portfolio, as outlined below, is segmented into specific families of loans, i.e., consumer, commercial, construction and real estate. Each loan category has inherent risks. Commercial loans in Mt. Rainier Bank's market area are affected by changes in local, regional, national and international economic conditions. Mt. Rainier Bank has identified four types of commercial loans that pose the highest risk in its portfolio: commercial loans related to "high tech"; aircraft production; forestry; and dairy-agriculture. Mt. Rainier Bank seeks to make good commercial credit decisions as a result of a thorough analysis of a corporate borrower, its management, the industry in which it operates, and the market it serves. Mt. Rainier Bank's commercial loan analysis includes a review of each borrower's operating results and financial condition and an assessment of expected future ability of the borrower to generate cash during an adverse economic environment. Consumer loans are affected by general employment factors.

        Occupations relating to the four identified commercial loan risk areas above pose the most important risk components for assessing the risk in Mt. Rainier Bank's consumer loan products. Mt. Rainier Bank has identified stability of income and collateral protection as two major components of its consumer loan risk rating system. Likewise, construction and real estate loans are influenced by supply and demand, which in turn is based on the amount of economic and population growth in Mt. Rainier Bank's market area. Loans secured by real estate are evaluated as the most desirable based upon the important risk factor of ultimate repayment provided by safety of collateral value. Mt. Rainier Bank's market area is supported by the major city and industrial area created by the Seattle, Washington, marketplace. Mt. Rainier Bank's general market area is considered to be a bedroom community of this larger municipality which is driven by the aircraft and high-tech industries. As such, the supply and demand factors affecting real estate values are currently supported by the economic soundness of the region. Mt. Rainier Bank continually assesses its lending risk based upon the stability of this major economic marketplace. Mt. Rainier Bank manages each portfolio segment by maintaining underwriting guidelines, policies, procedures and documentation requirements specific to each category. Likewise, Mt. Rainier Bank endeavors to make loans primarily within defined geographic areas.

        The following table sets forth the composition of Mt. Rainier Bank's loan portfolio at December 31, 2001, and December 31, 2000.

	December 31, 2001		December 31, 2000
	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans
	(dollars in thousands)
Commercial and agricultural	$18,483	26.83%	$15,869	24.17%
Real Estate:
Construction	5,506	7.99%	5,829	8.88%
Mortgage	39,583	57.46%	38,649	58.88%
Consumer	5,315	7.72%	5,295	8.07%

Total loans	$68,887	100.00%	$65,642	100.00%

        Total mortgage loans secured by real estate mortgages (57.46%) are composed of loans secured by 1-4 family residential (34.84%), multi-family residential (3.63%) and commercial real estate (61.53%). All mortgage loans are underwritten within Mt. Rainier Bank's established lending guidelines and are primarily made within Mt. Rainier Bank's defined geographic area.

        The following table sets forth the maturities and interest sensitivities of Mt. Rainier Bank's loan portfolio at December 31, 2001.

	One Year or Less	Over One Through Five Years		Maturing After Five Years
	Amount	Fixed	Variable	Fixed	Variable	Total
Commercial and agricultural	$8,993	$7,939	$0	$1,551	$0	$18,483
Real Estate:
Construction	4,279	249	$0	978	$0	5,506
Mortgage	5,062	17,536	$0	16,985	$0	3,958
Consumer	1,285	3,012	$0	1,018	$0	5,315

Total	$19,619	$28,736	$0	$20,532	$0	$68,887

        Loans with either fixed or variable interest rates are categorized by their maturity: Less than one year; One to five years; and over 5 years. At December 31, 2001, Mt. Rainier Bank had total loans of $19,619,000 maturing in less than one year. Of this amount, $6,182,000 or 31.51% are considered variable rate, indexed to the prime lending rate. At December 31, 2001, Mt. Rainier Bank had no variable rate loans maturing in over one year.

Asset and Liability Management

        The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap, as we have recently experienced, would tend to adversely affect net interest income, at least in the short term.

        The asset/liability committee, which consists of Mt. Rainier Bank's Chief Executive Officer, the Senior Vice President/Cashier, the Credit Administrator and other officers, is charged with monitoring the liquidity and funds position of Mt. Rainier Bank. The Committee regularly reviews:

  •
  Information on current economic conditions and the outlook for interest rates;

  •
  The asset/liability position of Mt. Rainier Bank;

  •
  Mt. Rainier Bank's current and projected liquidity position;

  •
  Maturity/average life of the portfolio as a whole;

  •
  Composition of the portfolio; and

  •
  The tax position of the institution.

        Mountain Bank Holding uses the "ALX" asset liability management model, a proprietary system. At December 31, 2001, we had a negative cumulative repricing gap within one year of approximately $60,254,000, or approximately 57.01% of total average earning assets. This negative repricing gap indicates that our future earnings may be materially adversely impacted by a rise in market interest rates, and such impact would primarily be felt in the twelve month period after such a rise in rates.

        The following table represents interest sensitivity profiles for Mt. Rainier Bank as of December 31, 2001. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. "Interest sensitive gap" is the difference between total earning assets and total interest-bearing liabilities repricing in any given period.

Gap Analysis
December 31, 2001

	Total Within One Year	One Year to Five Years	Over Five Years
Rate sensitive assets:
Loans, including loans held for sale	$19,619	$28,736	$21,625
Investments	1,761	24,756	5,095
Interest bearing deposits	12,514	941

Total	$33,894	$54,433	$26,720
Rate sensitive liabilities:
Savings, NOW and interest checking	$46,983
Time deposits	47,165	954

Total	$94,148	$954	$0
Interest sensitive gap	($60,254)	$53,479	$26,720

Cumulative gap	($60,254)	($6,775)	$19,945

Cumulative gap as a % of average earning assets	57.01%	6.41%	18.87%

        Currently, Mt. Rainier Bank's interest sensitivity gap is negative within one year. Assuming that general market interest rate changes affected the repricing of assets and liabilities in equal magnitudes, this indicates that the effect of rising interest rates on Mountain Bank Holding would be a decrease in the net interest margin, whereas falling interest rates would cause a corresponding increase in margin.

        Mt. Rainier Bank's sensitivity to gains or losses in future earnings due to hypothetical increases or decreases in the Fed Funds rate as measured by its financial model are as follows:

Increase in Interest Rates	Net Interest Margin Change	Decrease in Interest Rates	Net Interest Margin Change
+1%	$74,000	-1%	$(99,000)
+2%	$149,000	-2%	$(199,000)

        Rate increases will generally increase the Company's equity, while rate decreases will generally reduce equity.

Assets

        Management of Mt. Rainier Bank considers many criteria in managing assets, including credit-worthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth Mt. Rainier Bank's interest earning assets by category at December 31, 2001, and 2000.

Earning Assets

	December 31, 2001		December 31, 2000
	Amounts	Percent of Earning Assets	Amounts	Percent of Earning Assets
	(in thousands)
Loan portfolio	$68,887	59.55%	$65,642	69.43%
Investment portfolio	31,612	27.33%	20,446	21.63%
Federal funds sold and interest bearing deposits	13,455	11.63%	7,338	7.76%
Federal Reserve and Federal Home Loan Bank Stock	634.55%		581.61%
Loans held for sale	1,093.94%		536.57%

Total earning assets	$115,681	100.00%	$94,543	100.00%

Investment Securities Portfolio

        At December 31, 2001 and 2000, obligations of the United States Government or its agencies and obligations of states and political subdivisions represented 37.42% and 72.4% of the investment portfolio, respectively. The following table presents the composition of the carrying value of Mt. Rainier Bank's investment portfolio at December 31, 2001 and 2000 and the dollar and percentage changes of each investment category.

	December 31, 2001	December 31, 2000	Dollar Change	Percentage Change
	(dollars in thousands)
US Treasury securities	$3,090	$2,018	$1,072	53.12%
US Government and agency securities	8,238	12,488	(4,250)	-34.03%
Mortgage backed securities	11,769	5,643	6,126	108.56%
Municipal bonds	502	297	205	69.02%
Corporate bonds	8,013	0	8,013

Total	$31,612	$20,446	$11,166	54.61%

        The following tables present the maturity distribution of the amortized cost and estimated market value of Mt. Rainier Bank's debt securities at December 31, 2001 and 2000. The weighted average yields on these instruments are presented based on final maturity. Yields on obligations of states and political subdivisions have not been adjusted to a fully taxable equivalent basis.

	December 31, 2001
	One Year Or Less		Over One Through Five Years		Over Five Through Ten Years		Over Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
US Treasury securities	$1,007	6.25%	$2,083	4.98%	$0	0%	$0	0%
US Government and agency securities	0		8,238	5.13%	0	0%	0	0%
Mortgage backed securities	519	6.55%	6,182	6.46%	5,068	6.35%	0	0%
Corporate bonds	155	6.85%	7,858	6.05%
Municipal bonds(1)	91	4.32%	384	4.81%	27	5.50%	0	0%

Total	$1,772		$24,745		$5,095		$0

Weighted average yield		6.29%		5.74%		6.34%		0%
	December 31, 2000
	One Year Or Less		Over One Through Five Years		Over Five Through Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield
	(in thousands)
US Treasury securities	$503	6.62%	$1,515	6.08%	$0	0%
US Government and agency securities	$5,987	5.62%	$6,501	6.12%	$0	0%
Mortgage backed securities	$565	6.95%	$5,078	6.86%	$0	0%
Municipal bonds(1)	$0	0%	$259	4.52%	$38	5.50%

Total	$7,055		$13,353		$38

Weighted average yield		5.80%		6.36%		5.50%

(1)
Yields do not reflect tax-exempt status.

Deposit Liability Composition

        Mt. Rainier Bank's primary sources of funds are interest-bearing deposits. The following table sets forth Mt. Rainier Bank's deposit structure for the years ended December 31, 2001 and 2000.

	December 31, 2001		December 31, 2000
	Average Amounts	Average Rate Paid	Average Amounts	Average Rate Paid
	(dollars in thousands)
Non-interest bearing demand	$15,240	0.00%	$14,377	0.00%
Interest-bearing demand	29,018	2.62%	26,351	3.04%
Savings	10,384	1.76%	10,095	2.21%
Certificates of deposit	30,671	5.67%	23,150	5.68%
Certificates of deposit over $100,000	14,194	5.94%	9,205	6.13%

Total	$99,507	4.18%	$83,178	4.22%

        At December 31, 2001 and 2000, time deposits greater than $100,000 aggregated approximately $17,053,000 and $13,485,000, respectively. The following table indicates, as of December 31, 2001 and 2000, the dollar amount of $100,000 or more deposits by the time remaining until maturity:

	12/31/01	12/31/00
	(in thousands)
Maturity in:
Three months or less:	$2,893	$4,181
Over three months through six months	$3,476	$2,755
Over six months through twelve months	$8,225	$4,764
Over twelve months	$2,459	$1,785

Total	$17,053	$13,485

Investment Policy

        The objective of Mt. Rainier Bank's investment policy is to invest funds not otherwise needed to meet the loan demand of its market area to earn the maximum return for Mt. Rainier Bank, yet still maintain sufficient liquidity to meet fluctuations in Mt. Rainier Bank's loan demand and deposit structure. In doing so, Mt. Rainier Bank balances the market and credit risks against the potential investment return, makes investments compatible with the pledge requirements of Mt. Rainier Bank's deposits of public funds, maintains compliance with regulatory investment requirements, and assists the various public entities with their financing needs. The Chief Executive Officer and the Senior Vice President/Cashier are authorized to execute security transactions for the investment portfolio based on the decisions of the funds management committee.

        The funds management committee, which consists of Mt. Rainier Bank's President/Chief Executive Officer, Chairman of the Board, Senior Vice President/Cashier and other directors, has full authority over the investment portfolio and makes decisions on purchases and sales of securities. All the investment transactions occurring since the previous board of directors' meeting are reviewed by the board at its following monthly meeting, and the entire portfolio is reviewed on a quarterly basis. The investment policy allows portfolio holdings to include short-term securities purchased to provide Mt. Rainier Bank's needed liquidity and longer-term securities purchased to generate level income for Mt. Rainier Bank over periods of interest rate fluctuations.

        Mt. Rainier Bank's investment securities portfolio of $31,612,000 at December 31, 2001, consisted of securities available for sale which are carried at market value. In addition, unrealized gains on investment securities available for sale were $278,000 and unrealized losses were $131,000. Mt. Rainier Bank's investment securities portfolio of $20,446,000 at December 31, 2000, consisted of securities available for sale which are carried at market value. In addition, unrealized gains on investment securities available for sale were $63,000 and unrealized losses were $36,000.

        At December 31, 2001, Mt. Rainier Bank had approximately $11,769,000 of mortgage-backed securities in the available for sale category, which constitutes approximately 37.23% of its investment securities portfolio. Structured notes have uncertain cash flows that are driven by interest rate movements and expose Mountain Bank Holding to greater market risk than traditional medium-term notes. All of Mt. Rainier Bank's investments of this type are government agency issues (primarily Federal Home Loan Bank and Federal National Mortgage Association).

Investment Securities Portfolio

        Mt. Rainier's Bank's investment policy is an integral part of its overall asset/liability management. The investment policy is designed to establish a portfolio that will provide liquidity necessary to facilitate making loans and to cover deposit fluctuations, while at the same time achieving a satisfactory investment return on the funds invested. Mt. Rainier Bank's board of directors reviews the investment policy annually. Mt. Rainier Bank stresses the following attributes for its investments: Capital protection; liquidity; yield; risk management; and pledgeability. With its implementation of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, Mt. Rainier Bank is required to classify its portfolio into three categories: Held to Maturity; Trading Securities; and Available for Sale.

        Held to Maturity securities include debt securities that Mt. Rainier Bank has positive intent and ability to hold to maturity; these securities are reported at amortized cost. At December 31, 2001, Mt. Rainier Bank had no securities Held to Maturity.

        Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. As of December 31, 2001, Mt. Rainier Bank held no securities as Trading Securities.

        Available for Sale securities include debt securities which may be sold to implement Mt. Rainier Bank's asset/liability management strategies and in response to changes in interest rates, prepayment rates, and similar factors, and certain restricted equity securities. These securities are reported at fair market value with unrealized gains and losses excluded from the earnings and reported as a separate component of shareholders' equity. At December 31, 2001, all securities held by Mt. Rainier Bank were classified as Available for Sale.

        As a national bank and member of the Federal Reserve System, Mt. Rainier Bank is required to have $264,000 invested in the Federal Reserve Bank Stock. Also, as a member of the Federal Home Loan Bank, Mt. Rainier Bank is required to keep $370,000 in stock. This portion of Mt. Rainier Bank's investment portfolio is not liquid.

        The following table sets forth weighted average yields earned by Mt. Rainier Bank on its earning assets and the weighted average rates paid on its average deposits and other interest-bearing liabilities for the periods indicated. The table also presents a summary of changes in interest income, interest expense, and the interest rate differential aggregated by the changes in volumes and rates.

	Average Balance Sheets and Net Interest
	2001				2000
	Average Balance	Int Earned/ Expense		Annualized Yield/ Rate	Average Balance	Int Earned/ Expense		Annualized Yield/ Rate
	(in thousands)
Assets
Interest earning assets:
Loans	$67,875	$6,376		9.4%	$61,675	$6,005		9.7%
Investments	25,837	1,444	*	5.6%	24,083	1,460	*	6.1%
Fed funds sold and deposits in banks	11,976	449		3.7%	1,760	110		6.3%

Total interest earning assets	105,688	$8,269		7.8%	87,518	$7,575		8.7%

Non-interest earning assets:
Cash and due from banks	3,591				3,503
Premises and equipment	3,447				3,462
Other assets	774				895
Allowance for possible credit losses	(732)				(642)

Total Assets	$112,768				$94,736

Liabilities and Shareholders' Equity
Interest bearing liabilities:
Interest bearing demand deposits	$29,018	$760		2.6%	$26,351	$801		3.0%
Savings	10,384	183		1.8%	10,095	223		2.2%
Certificates of deposit	30,671	1,739		5.7%	23,150	1,315		5.7%
Certificates of deposit over $100,000	14,194	843		5.9%	9,205	564		6.1%

Total interest bearing deposits	$84,267	$3,525		4.2%	$68,801	$2,903		4.2%
Federal funds purchased	$0	$0			$475	$31		6.3%
Other borrowings	39	3		7.7%	41	3		7.3%

Total interest bearing liabilities	$84,306	$3,528		4.2%	$69,317	$2,937		4.2%

Non-interest bearing liabilities:
Demand deposits	$15,240				$14,377
Other liabilities	527				464
Shareholders' equity	12,695				10,578

Total Liabilities and Shareholders' Equity	$112,768				$94,736

Net interest income		$4,741				$4,638

Net interest margin				4.5%				5.3%

*
Tax equivalent basis

(1)
For purposes of these schedules, non-accruing loans are included in the average balances.

(2)
Loan fees of $342 and $357 for the years ended December 31, 2001 and 2000, have been included in interest income.

        Changes in interest income and expense and volume and rate variances for the years ended December 31, 2001 and December 31, 2000, are shown below:

	2001			2000
	Net Change			Net Change
	Net Change	Volume	Yield	Net Change	Volume	Yield
	(dollars in thousands)
Loans	$371	$588	$(217)	$1,280	$1,330	$(50)
Investments	(16)	97	(113)	(99)	(184)	85
Federal funds sold	339	399	(60)	(183)	(247)	64

Total	$694	$1,084	$(390)	$998	$899	$99

Interest bearing liabilities	$(41)	$76	$(117)	$59	$(11)	$70
Savings	(40)	6	(46)	(26)	(6)	(20)
Certificates of deposit	424	426	(2)	359	188	171
Certificates of deposit over $100,000	279	297	(18)	154	68	86

Total	$622	$805	$(183)	$546	$239	$307
Federal funds purchased				$30	$30	$0
Other borrowings	$(31)	$(31)	$0	$0	$0	$0
Total	$591	$774	$(183)	$576	$269	$307

Net interest income	$103	$310	$(207)	$422	$630	$(208)

(1)
Increases (decreases) are attributable to volume changes and rate changes on the following basis: Volume Change equals change in volume times prior year rate. Rate Change equals change in rate times prior year volumes. The Rate/Volume Change equals the change in volume times the change in rate, and it is allocated between Volume Change and Rate Change at the ratio that the absolute value of each of these components bears to the absolute value of their total.

Credit Risk Management and Allowance for Credit Losses

        Credit risk and exposure to loss are inherent parts of the banking business. Mt. Rainier Bank's management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of Mt. Rainier Bank's operations. The loan review procedures are designed to monitor adherence to the established criteria and to ensure that such standards are enforced and maintained on a continuing basis.

        Management's objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, we have established specific terms and maturity schedules for each loan type, such as commercial, real estate, consumer, etc.

        The loan portfolio is regularly reviewed and management determines the amount of loans to be charged off. In addition, such factors as Mt. Rainier Bank's previous loan loss experience, prevailing economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require Mt. Rainier Bank to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion of a loan that is classified as a "loss" by regulatory examiners is charged off.

        The allowance for credit losses is maintained at a level management considers adequate to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the loan portfolio, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectability may not be assured. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

        When information confirms that specific loans or portions of loans are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; Mt. Rainier Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

        The allowance for credit losses is viewed by management as a single, unallocated allowance available for all loans. Rules and formulas relative to the adequacy of the allowance, although useful as guidelines to management, are not rigidly applied. The allowance for credit losses at December 31, 2001, was $753,000, or 1.09% of loans outstanding. The allowance for credit losses at December 31, 2000, was $700,000, or 1.07% of loans outstanding, net of unearned income.

        The following table presents data related to Mountain Bank Holding's allowance for credit losses for the years ended December 31, 2001 and 2000.

Summary of Credit Loss Experience and Related Information

	Year Ended December 31,
	2001	2000
	(dollars in thousands)
Allowance for credit losses (beginning of period)	$700	$607
Loans charged off:
Commercial and agricultural	13	0
Real estate construction	0	0
Real estate mortgage	0	0
Consumer	25	0

Total	38	0

Recoveries of loans previously charged off:
Commercial and agricultural	0	0
Real estate construction	0	0
Real estate mortgage	0	0
Consumer	6	0

Total	6	0

Net loans charged off	32	0
Provision for possible credit losses	85	93

Allowance for possible credit losses (end of period)	753	700

Loans outstanding:
Average	$67,785	$61,675
End of period	68,887	65,642
Ratio of allowance for credit losses to total loans outstanding
Average	1.11%	1.13%
End of period	1.09%	1.07%
Ratio of net charge-offs to average loans outstanding	0.05%	0.00%

Allocation of the Allowance for Credit Losses

        Management does not normally allocate the allowance for credit losses to specific loan categories. An allocation to major categories is made for presentation purposes only. This allocation does not necessarily measure anticipated future credit losses; rather it seeks to measure management's current assessment of perceived credit loss exposure and the impact of current and anticipated economic conditions.

        The allowance for credit losses, in management's judgment, is allocated as follows to cover probable loan losses:

	December 31, 2001		December 31, 2000
	Allocation of allowance for credit losses	% of loans to total loans	Allocation of allowance for credit losses	% of loans to total loans
Commercial and agriculture	$223	26.8%	$185	24.2%
Real estate construction	25	8.0%	24	8.9%
Real estate mortgage	347	57.5%	318	58.9%
Consumer	158	7.7%	173	8.0%

Total	$753	100.00%	$700	100.00%

        The foregoing conditions and adjustments reflect management's best estimate of items recognized when adjusting the loss percentage for each pool of loans and adjustments to historical experience. These factors affect our assessment of low and high estimates of losses in our portfolio. The determination of the amounts of the provisions for loan losses is based on management's current judgment and the quality of the loan portfolio, and considers all known, relevant internal and external factors that affect loan collectability. These include regional economic indicators such as employment; retail sales; real estate trends and specific areas of concentration for our market including the forest and dairy/agricultural industries. Mt. Rainier Bank has also accounted for categories of loan risk not reflected in the table above including such potential advances as letters of credit, unfunded commitments to lend and mortgages held for sale.

        During 2001, the loan loss allocations by category made only marginal adjustments as the overall percentages of loans in each pool of loans changed. Consumer loans, as a percentage of overall loans, decreased from 20.51% of the bank's loan portfolio to 16.93% as of December 31, 2001. Likewise, commercial and agriculture loans increased from 24.32% to 27.50%. On the other hand, less risky loans such as real estate mortgages increased from 45.35% of the portfolio to 46.19% which had the effect of balancing out the need to increase loss reserves in any higher proportion than the portfolio grew as a whole. During this period, Mt. Rainier Bank made no changes in its estimation methods or assumptions that affect the allowance.

        Other factors affecting loan loss reserve allocations were loan quality and changes in criticized and classified credits within the portfolio. Loan quality remained satisfactory with only $28,000 in past due loans at year-end. Criticized-classified loans ended the year with a marginal increase of $182,000 from the prior year-end, indicating that the portfolio, by Mt. Rainier Bank's evaluation, remains stable with no expected trends to impair this conclusion.

Risk Elements—Nonaccrual, Past Due and Restructured Loans

        The following table sets forth information regarding non-performing loans of Mt. Rainier Bank on the dates indicated.

At December 31, 2001 and 2000

	90 Days or More Past Due		Nonaccrual		Restructured		Lost Interest
	12/31/01	12/31/00	12/31/01	12/31/00	12/31/01	12/31/00	12/31/01	12/31/00
	(in thousands)
Commercial and agriculture	$0	$0	$0	$17	$0	$0	N/A	$0
Real estate	$0	$0	$0	$0	$0	$0	N/A	N/A
Consumer	$0	$0	$0	$0	$0	$0	N/A	N/A

Total	$0	$0	$0	$17	$0	$0	N/A	$0

        Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collection of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

Capital Resources/Liquidity

        Liquidity.    The ability to have readily available funds sufficient to repay fully maturing liabilities is of primary importance to depositors, creditors and regulators. Mt. Rainier Bank's liquidity, represented by cash and cash due from banks, federal funds sold and interest-bearing deposits in other banks, is a result of its operating, investing and financing activities. In order to ensure funds are available at all times, Mt. Rainier Bank devotes resources to projecting on a monthly basis the amount of funds that will be required and maintains relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets that are generally matched to correspond to the maturity of liabilities.

        Although Mt. Rainier Bank has no formal liquidity policy, in the opinion of management, its liquidity levels are considered adequate. Neither Mountain Bank Holding nor Mt. Rainier Bank is subject to any specific liquidity requirements imposed by regulatory orders. Mt. Rainier Bank is subject to general FDIC guidelines that do not require a minimum level of liquidity. Management believes its liquidity ratios meet or exceed these guidelines. Management does not know of any trends or demands that are reasonably likely to result in liquidity increasing or decreasing in any material manner.

Capital Adequacy

        Capital adequacy refers to the level of capital required to sustain asset growth over time and to absorb losses. Our objective is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. This is achieved by improving profitability through effectively allocating resources to more profitable businesses, improving asset quality, strengthening service quality, and streamlining costs. The primary measures used by management to monitor the results of these efforts are the ratios of average equity to average assets, average tangible equity to average tangible assets, and average equity to net loans.

        The Federal Reserve Board has adopted capital guidelines governing the activities of bank holding companies. These guidelines require the maintenance of an amount of capital based on risk-adjusted assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as loan commitments.

        The capital guidelines classify capital into two tiers, referred to as Tier I and Tier II. Under risk-based capital requirements, total capital consists of Tier I capital which is generally common stockholders' equity less goodwill and Tier II capital which is primarily a portion of the allowance for credit losses and certain qualifying debt instruments. In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending primarily on the regulatory assigned levels of credit risk associated with such assets. Off-balance sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by the regulators. The framework for calculating risk-based capital requires banks and bank holding companies to meet the regulatory minimums of 4% Tier I and 8% total risk-based capital. In 1990 regulators added a leveraged computation to the capital requirements, comparing Tier I capital to total average assets less goodwill.

        At December 31, 2001, Mt. Rainier Bank exceeded the regulatory minimums and qualified as a well-capitalized institution under the regulations.

        The Federal Deposit Insurance Corporation Improvement Act of 1992 established five capital categories for banks and bank holding companies. The bank regulators adopted regulations defining these five capital categories in September 1992. Under these new regulations each bank is classified into one of the five categories based on its level of risk-based capital as measured by Tier I capital, total risk-based capital, and Tier I leverage ratios and its supervisory ratings. See Note 15 to the Consolidated Financial Statements for Bank-only capital ratios.

Impact of Inflation and Changing Prices

        The consolidated financial statements and related consolidated financial data presented in this prospectus have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and due to inflation. The impact of inflation on operations of Mountain Bank Holding is reflected in increased operating costs. Unlike most industrial companies, virtually all of Mountain Bank Holding's assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The purpose of this discussion and analysis is to provide the reader with a concise description of the financial condition and changes therein and results of operations for Mountain Bank Holding and Mt. Rainier Bank for the years ended December 31, 2001 and 2000.

        This discussion and analysis is intended to complement the audited financial statements and footnotes and the supplemental financial data and charts appearing elsewhere in this report, and should be read in conjunction with them. This discussion and analysis will focus on the following major areas: Results of Operations, Capital Requirements, Liquidity Resources, Asset Liability Management and Asset Quality.

Results of Operations

  Years Ended December 31, 2001 and 2000

        Net income for 2001 was $940,000, which represents an increase of $27,000 from year-end 2000. Mountain Bank Holding's return on assets was .83% for 2001 and .96% for 2000. Our return on average equity was 7.35% for 2001 compared to 8.63% for 2000.

        Net interest income increased $101,000 to $4,733,000 in 2001 compared to $4,632,000 in 2000. The increase of 2.2% was minimal due to the eleven prime rate cuts during 2001 totaling 475 basis points. Average earning assets increased to $105,688,000 from $87,518,000, which represented a 20.76% increase. However, due to the prime rate changes, the yield on average earning assets decreased from 8.7% to 7.8% or .9%. We are asset sensitive, which means that our assets reprice faster than our liabilities. In periods of declining interest rates such as we experienced last year, our net interest margin is compressed until we can reprice our liabilities. Average interest bearing liabilities increased $14,989,000 or 21.62% with the yield on interest bearing liabilities decreasing from 4.24% to 4.18%. Mt. Rainier Bank's net interest margin decreased to 4.5% in 2001 from 5.3% in 2000.

        In addition to the foregoing increase in net interest income, Mountain Bank Holding's non-interest income for 2001 increased by the following significant items:

  •
  Gains on mortgage loans sold were up $182,000 to $291,000 in 2001 from $109,000 in 2000;

  •
  Gains on sales of available-for-sale securities increased $34,000 in 2001 from 2000; and

  •
  Commission income on sale of non-deposit investment products increased $49,000 for the year 2001.

        The impact of the foregoing items was reduced by an increase in non-interest expenses of $345,000 to $4,377,000 in 2001 from $4,032,000 in 2000. This increase was primarily due to the addition of two officer positions, $111,000 increase in commissions paid to mortgage representatives, $44,000 increase in incentive bonuses, $50,000 increase in employment benefit expense and $22,000 in employment taxes paid. Non-interest expense was 3.88% of average assets in 2001 compared to 4.26% of average assets in 2000.

Non-Interest Expense	2001	% of Average Assets	2000	% of Average Assets
Salaries and employee benefits	$2,534	2.25%	$2,224	2.35%
Occupancy expenses	218.19%		248.26%
Furniture and equipment	372.33%		355.37%
Advertising	45.04%		24.03%
Professional fees	91.08%		86.09%
Business and occupation taxes	104.09%		50.05%
Customer check expense	46.04%		43.05%
Data processing expense	361.32%		442.47%
Director fees	73.06%		68.07%
FDIC assessment	17.02%		15.02%
OCC assessment	41.04%		36.04%
Office and stationary expense	83.07%		66.07%
Postage	42.04%		37.04%
Telephone	74.07%		70.07%
Other	276.24%		268.28%

Total	$4,377	3.88%	$4,032	4.26%

        The provision for credit losses in 2000 was $93,000 compared to $85,000 for 2001. As of December 31, 2001, no portion of the allowance for credit losses was allocated to impaired loans. The provision for credit losses is determined by management based on the factors and processes described above under "BUSINESS—Credit Risk Management and Allowance for Credit Losses."

        Income tax expenses for 2001 were $478,000 reducing Mountain Bank Holding's net earnings from $1,418,000. Income tax expenses for 2000 were $464,000.

Financial Position

        Mountain Bank Holding's total assets grew 23.24% or $23,740,000 during 2001 to an end of year total of $125,881,000. The growth in assets during 2001 is primarily attributable to deposit growth of $22,534,000 from current and new banking customers.

        Portfolio securities grew by $11,166,000 during 2001 to $31,612,000 at year end 2001 from $20,446,000 at year end 2000.

        Loans grew during 2001 by $3,245,000 or 4.94% from $65,642,000 at year end 2000 to $68,887,000 at year end 2001. The majority of this growth was in commercial and agricultural loans which grew by 16.4% or $2,604,000 to $18,483,000 at year end 2001 and real estate lending which grew $611,000 or 1.37% to $45,089,000 at year end 2001.

        Deposits grew during 2001 by $22,534,000 or 25.15% to $112,111,000 at year end 2001. Management feels deposit growth should continue throughout 2002, although somewhat slower.

Capital Requirements

        Mountain Bank Holding's equity capital was $13,303,000 at year end 2001 compared to $12,150,000 at year end 2000. This increase of $1,153,000 primarily consists of net income of $940,000 plus an increase in unrealized gains on available for sale securities of $79,000 for 2001. The additional increase of $134,000 was attributed to the exercise of stock options and the remaining funds from the fourth quarter 2000 stock offering. No cash dividends were paid by Mountain Bank Holding during 2001 and Mountain Bank Holding does not expect to pay cash dividends any time in the foreseeable future.

        At December 31, 2001, Mountain Bank Holding's Tier 1 Capital to Average Assets was 10.72%, Tier 1 Capital to Risk Weighted Assets was 13.39% and Tier 2 Capital to Risk Weighted Assets was 14.15%. Mountain Bank Holding would be considered "well capitalized" within applicable Federal banking regulatory guidelines at December 31, 2001. See Note 15 to Mountain Bank Holding's Consolidated Financial Statements contained in this document for a table that shows the requirements for being considered "well capitalized" under such guidelines.

Liquidity Resources

        Liquidity management focuses on the need to meet both short-term funding requirements and long-term growth objectives. Primary sources of funds for liquidity include deposits, loan repayments and security repayments or sales of available for sale securities. Mt. Rainier Bank also has borrowing lines at three correspondent banks in the aggregate amount of $4,200,000 and a borrowing line at Federal Home Loan Bank in the approximate amount of $12,500,000 for a total available of $16,700,000 for short-term funding.

        Mountain Bank Holding and Mt. Rainier Bank's capital amounts are well above minimum capital adequacy (see Note 15 to Mountain Bank Holding's Consolidated Financial Statements contained in this document). Our long and short-term plans call for moderate growth to continue, with such growth expected to be funded through continued profits, future stock sales and present excess liquidity.

        $42,546,000 of our certificates of deposits mature within the next year. In the normal course of business and consistent with our past experience we expect most of these deposits to be renewed. With a modest loan to deposit ratio of 61.45% plus unused borrowing lines of $16,700,000, plus investments available for sale of $31,612,000, we have significant liquidity to meet any need, which could arise from these certificates not being renewed as anticipated.

Asset Liability Management

        The long-term profitability of Mountain Bank Holding depends on properly priced products and services, asset quality and asset-liability management.

        A traditional measure of interest rate sensitivity and its impact upon the next year's earnings is Mountain Bank Holding's one-year gap position (total assets subject to repricing less total liabilities subject to repricing). At December 31, 2001, Mountain Bank Holding had a cumulative one year negative gap of $60,254,000 in liabilities repricing faster than assets. This negative gap is a result of Mountain Bank Holding's floating rate deposit accounts totaling $46,983,000, which reprice on a monthly basis.

        While the one-year-gap measure helps provide some information about a financial institution's interest sensitivity, it does not predict the trends of future earnings.

Asset Quality

        Asset quality is good. There were no non-performing assets at December 31, 2001. The provision for losses on loans was $85,000 for 2001, which is a decrease of $8,000 over the provision of $93,000 for 2000. The provision for credit losses is based on ongoing, quarterly analyses of the loan portfolio as well as general economic conditions, historic loan loss experience and loan mix.

        Non-performing and other loans past due 90 days or more were $0 at year end 2001 compared to $17,000 at year end 2000. Non-performing loans as a percentage of net loans before the allowance for loan losses was 0% at year end 2001 and .03% at year end 2000. The allowance for credit losses to non-performing loans, which is a measure of Mt. Rainier Bank's ability to cover problem assets with existing reserves, was 41 times larger than non-performing loans at year end 2000. Mountain Bank Holding had no material restructured loans in 2001 or 2000. The asset quality of Mountain Bank Holding continues to be good, which is a result of good underwriting standards coupled with aggressive collection efforts and a good local economy.

MANAGEMENT

Directors and Executive Officers

        The directors and executive officers of Mountain Bank Holding are:

Name	Age	Position(s) Held
Roy T. Brooks	61	Chairman and CEO
Susan K. Bowen-Hahto	53	Director
Brian W. Gallagher	52	Director
Michael K. Jones	59	Director
Barry C. Kombol	51	Director
John W. Raeder	65	Director
J. B. Rupert	59	Director
Garrett S. Van Beek	66	Director
Hans Rudolph Zurcher	65	Director
Steve W. Moergeli	48	Director and President/CEO of Mt. Rainier Bank
Sheila M. Brumley	47	Secretary and CFO of Mountain Bank Holding and Senior Vice President and Cashier of Mt. Rainier Bank

        All directors except Mr. Rupert have served since the incorporation of Mountain Bank Holding in 1993 and have also served as members of the board of directors of Mt. Rainier Bank since Mt. Rainier Bank commenced operations in 1990, with the exception of Mr. Moergeli who has served since March 1997 and Mr. Rupert who has served since January 2001. No director of Mountain Bank Holding is a director or executive officer of another bank holding company, bank, savings and loan association, or credit union.

        Under our Articles of Incorporation, the board of directors is divided into three classes of directors, serving staggered terms. The terms of Messrs. Gallagher, Jones and Zurcher expire in 2005; the terms of Messrs. Brooks and Moergeli and Ms. Bowen-Hahto expire in 2003; and the terms of Messrs. Kombol, Raeder, Rupert and Van Beek expire in 2004.

        Roy T. Brooks is Chairman and Chief Executive Officer of Mountain Bank Holding and Chairman of Mt. Rainier Bank. Mr. Brooks serves as Chairman of Westmark Electronics, a manufacturer's representative and consulting firm.

        Susan K. Bowen-Hahto is a lifetime resident of the Buckley/Enumclaw area and has been active in the community. Ms. Bowen-Hahto is a real estate and land developer. Ms. Bowen-Hahto is a member of the Wabash Presbyterian Church and is employed by the White River School District.

        Brian W. Gallagher is President and owner of Northern Transport, Inc., a logging company as well as a transportation company for logs, pilings and poles. He has been in business in the Enumclaw area for over 20 years. Mr. Gallagher also owns Gallagher Farms and is a board member of the Northwest Junior Livestock Show.

        Michael K. Jones, Sr. is a licensed Certified Public Accountant and operates his business under the name of Jones & Associates, Certified Public Accountants. He has many clients on the Enumclaw Plateau. Mr. Jones is also owner of U7 Racing, Inc., a marine business. Mr. Jones has been active in three professional accounting associations and four boating associations where he has held numerous positions. Mr. Jones and his family live on the Plateau.

        Barry C. Kombol is an attorney in private practice. Mr. Kombol has been a member of the Washington State Bar Association since 1978. He serves as general counsel for Palmer Coking Coal Co. and Pacific Coal Company in Black Diamond. He is secretary/treasurer of Pacific Coast Coal Company, a company he helped found in 1982. Mr. Kombol also has served as Judge Pro-Tem/Magistrate at Enumclaw Municipal and Aukeen District Courts in King County. He is past president and a current member of the Enumclaw Lions Club; founder of the Black Diamond Community Center; a coach in the Cascade Foothills Soccer League (1992-1998); a member of King County's "Enumclaw Community Planning Committee" (1987-88); was a member of the Sacred Heart Parish in Enumclaw from 1978-1997 and has been a member of St. Barbara's Parish since 1998.

        John W. Raeder is retired from the heating, ventilating, refrigeration and air conditioning business. Mr. Raeder is the past Board Chairman and CEO of the Auburn Chamber of Commerce. Active in youth activities while his children were young, he was baseball coach and basketball coach for Little League, and Committee Chairman and Cub Scout Pack Leader with the Boy Scouts of America. Mr. Raeder is also a member of Air Conditioning Contractors of America. Mr. Raeder is an active member of Calvary Presbyterian Church, serving as Elder, and he chaired the Economic Development Advisory Panel for the City of Enumclaw from 1997 through 1999.

        J. B. Rupert is a licensed Civil/Structural Professional Engineer and the President of Rupert Engineering, Inc, a Civil/Structural consulting firm that has been in Auburn, Washington for the past 30 years, doing business throughout the western United States. He is also the owner of Rupert Development, Inc., a real estate development company. Mr. Rupert is active within the business community of Auburn. He and his family have lived on the Enumclaw Plateau for the past 25 years and operate Ridgecrest Arabians, showing horses on a national level.

        Garrett S. Van Beek is a dairyman, operating a 120 acre farm. He and his wife moved to the Enumclaw area and began farming over 37 years ago. Mr. Van Beek has been a director of the King County Farm Bureau, director of the Pierce County Farm Bureau and director of the Farm Bureau of Washington State. He also served as a director for the Federal Land Bank of Puyallup from 1977 until 1985. He served on the Loan Committee and the Building Committee. Over the years, he has been involved in youth activities such as Future Farmers of America. Active in Calvary Presbyterian Church, Garrett has served as Sunday school teacher, youth leader and Elder. In addition, he has participated on the Stewardship Committee and Outreach Committee. Mr. Van Beek is a past member of the Governor's counsel for agriculture and environment.

        Hans Rudolf Zurcher, a dairy farmer since 1957, presently operates (in partnership with his son) a 208 acre dairy farm in Eastern Washington. Mr. Zurcher served as President and Board member for the King County Dairy Herd Improvement Association (D.H.I.A.). He was on the Board of the King-Pierce County Dairy Federation, a political action group, from 1983 to 1989 and served as

President from 1986 to 1989. In addition, Mr. Zurcher has served on the Advisory Committee for the Washington State University Dairy Short Course. He is an alumni member of the Enumclaw Future Farmers of America Club, and he and his wife have been active in 4-H along with their children. From 1992 to 1997 he has served on various committees at the Washington State Dairy Products Commission.

        Steve W. Moergeli is the President and Chief Executive Officer of Mt. Rainier Bank. Mr. Moergeli began his banking career in Enumclaw in 1978 with Cascade Security Bank and served as Vice President and manager of Key Bank before joining Mt. Rainier Bank in May 1991 as its Senior Loan Officer. Mr. Moergeli is past President of the Enumclaw Area Chamber of Commerce, past President of the Enumclaw Lions Club and today, serves as Chairman of the Enumclaw City Board of Adjustments and is a Board Member of the Enumclaw Community Hospital Foundation.

        Sheila M. Brumley is the Senior Vice President and Cashier of Mt. Rainier Bank and the Chief Financial Officer of Mountain Bank Holding. She also holds the position of Corporate Secretary of both entities. Ms. Brumley started her banking career with Security Pacific National Bank in 1973. She served as Vice President and Cashier with Puyallup Valley Bank prior to joining Mt. Rainier Bank in September of 1990.

Remuneration of Officers And Directors

        Mountain Bank Holding does not pay its directors any retainers, fees for meetings attended, or other cash compensation. However, each of the directors of Mountain Bank Holding is also a director of Mt. Rainier Bank. Non-employee directors of Mt. Rainier Bank (other than the Chairman) receive $900 per board meeting attended and $125 for each committee meeting attended, except non-employee Audit Committee members who received a fee of $200 for each meeting attended.

        The following table sets forth compensation paid by Mt. Rainier Bank to its three highest paid executive officers and to the CEO of Mountain Bank Holding during fiscal year 2001.

Name of Individual or Identity of Group	Capacities in Which Remuneration Was Received	Aggregate Remuneration
Roy T. Brooks	Chairman, President and CEO of Mountain Bank Holding	$60,000
Steve W. Moergeli	President and CEO of Mt. Rainier Bank	$151,825
Sheila M. Brumley	Chief Financial Officer of Mountain Bank Holding; Senior Vice President and Cashier of Mt. Rainier Bank	$113,973
Sterlin Franks	Vice President and Credit Administrator of Mt. Rainier Bank	$103,270
All Executive Officers as a group (4 persons)		$429,068

Officer Incentive Compensation Plan

        Mountain Bank Holding operates an Officer Incentive Compensation Plan for the benefit of officers of Mt. Rainier Bank. The purpose of the Incentive Plan is to reward individuals who make significant contributions to the success of Mt. Rainier Bank and to provide incentive-based competitive pay opportunities. Participants are selected by the President and confirmed by the board of directors, and must be in a position to materially affect Mt. Rainier Bank's performance. Under the terms of the Incentive Plan, each participant is assigned a specific dollar incentive based on his or her job description, overall responsibility and direct influence on overall operating results. The percentage of such dollar amount that is actually paid to the participant is based on Mt. Rainier Bank's return on average assets for that fiscal year, as well as the individual goals set for each participant.

Senior Executive Retirement Program

        Mt. Rainier Bank intends to establish a senior executive retirement program covering Steve W. Moergeli, Sheila M. Brumley and Sterlin E. Franks. The program is designed to encourage the continued employment of these key Mt. Rainier Bank executives. Mt. Rainier Bank has reviewed a pre-implementation analysis manual and assessed the risks associated with the plan, and has completed a pre-purchase analysis pursuant to applicable guidelines of the Office of the Comptroller of the Currency. The program has not yet been implemented and no final contracts or agreements have been entered into. Mt. Rainier Bank anticipates that the retirement plan will provide for the payment of annual retirement benefits to Mr. Moergeli and Ms. Brumley at a retirement age tentatively set at 62, and Mr. Franks at a retirement age tentatively set at 65. Amounts payable will be established based on such persons' current salaries, compounded annually until retirement age. It is anticipated that the retirement plan will be implemented following the completion of additional legal and financial analysis.

        In December 2001, Mt. Rainier Bank purchased life insurance policies for each of Messrs. Moergeli and Franks and Ms. Brumley, in the total aggregate amount of $3,000,000 for the benefit of Mt. Rainier Bank which may be used to fund benefits under the senior executive retirement program.

Stock Option Plans

        All information in the following discussion regarding Share amounts and option exercise prices has been adjusted where necessary to reflect the two-for-one stock split of the Shares effective April 24, 2000.

        1990 Director Stock Option Plan.    At the first Annual Meeting of Shareholders of Mt. Rainier Bank, the shareholders approved the 1990 Director Stock Option Plan. This plan has been assumed and adopted by Mountain Bank Holding. The options are exercisable on a cumulative basis in annual installments of one third each on the third, fourth and fifth anniversary of the date of grant. The service as a director must be continuous for such vesting to occur. No option can be exercised after the expiration of 15 years from the date of grant. A total of 126,000 shares of our common stock were available for issuance under the 1990 Director Stock Option Plan, of which only 9,450 remain available for grant. Accordingly, as described below, in 1999 the board of directors and shareholders approved the 1999 Director Stock Option Plan. Options to purchase a total of 3,150 shares were granted under the 1990 Director Stock Option Plan in 2001.

        1999 Director Stock Option Plan.    At the 1999 Annual Meeting, the shareholders approved the 1999 Director Stock Option Plan with substantially the same terms and conditions as the 1990 Director Stock Option Plan, except that under the 1999 Director Stock Option Plan, the term and vesting schedule of each option is determined by the Plan Administrator. An additional 42,000 Shares were reserved for issuance to directors under the 1999 Director Stock Option Plan, of which 8,400 remain available for grant. Under the terms of this plan, non-qualified stock options to purchase Shares may be granted to directors at a price not less than the greater of (i) the fair market value, or (ii) the net book value of such Shares on the date of grant. Both the 1990 Director Stock Option Plan and the 1999 Director Stock Option Plan provide that the number of Shares available under the plans, as well as granted options, are adjusted to reflect stock dividends and stock splits.

        1990 Employee Stock Option Plan.    The 1990 Employee Stock Option Plan was approved by Mt. Rainier Bank's shareholders at Mt. Rainier Bank's first Annual Meeting of Shareholders and subsequently adopted by Mountain Bank Holding. A total of 126,000 Shares were authorized to be issued under the 1990 Employee Stock Option Plan, and all options under the plan have been granted. This plan expired on May 4, 2000.

        1999 Employee Stock Option Plan. At the 1999 Annual Meeting, the shareholders approved the 1999 Employee Stock Option Plan, in which 84,000 additional Shares were reserved for issuance to employees. Both incentive and non-qualified options may be granted to key employees of Mt. Rainier Bank. The exercise price of the options must be not less than the greater of (i) the fair market value, or (ii) the net book value of the Shares on the date in which the option is granted. In general, an incentive stock option may be exercised during a period of not more than 10 years from the date of grant, although a shorter period may be specified, and in such amounts as the board of directors may determine. A non-qualified stock option may be exercised during the period specified by the board of directors. The board has the authority to subsequently accelerate the period within which any option may be exercised. During 2001, options to purchase 17,300 Shares were granted under the 1999 Employee Stock Option Plan, leaving a total of 35,200 Shares available for grant. Both the 1990 Employee Stock Option Plan and the 1999 Employee Stock Option Plan provide the Shares available under the plans, as well as granted options, are adjusted to reflect stock dividends and stock splits.

Security Ownership Of Management And Certain Shareholders

        The following table sets forth certain information including the beneficial ownership of Shares as of December 31, 2001, with respect to (a) each of the three highest paid persons who are officers or directors of Mountain Bank Holding or Mt. Rainier Bank; (b) the directors of Mountain Bank Holding;

and (c) all officers and directors as a group. We are not aware of any person who at December 31, 2001, beneficially owned more than 5% of our outstanding Shares.

Name and Address	Amount and Nature of Ownership(1)	Percent Ownership
Roy T. Brooks, Chairman and CEO 38908 254th SE, Enumclaw, WA 98022	72,561(2)	3.48%
Michael K. Jones, Director 325 N. Central, Kent, WA 98032	67,189(3)	3.23%
Brian W. Gallagher, Director 15727 Tubbs Road, Buckley, WA 98321	68,396(4)	3.29%
Barry C. Kombol, Director 30411 234th SE, Black Diamond, WA 98010	29,380(5)	1.42%
Garrett S. Van Beek, Director 23423 SE 464th, Enumclaw, WA 98022	47,492(6)	2.29%
John W. Raeder, Director 14142 SE 238th Lane, Kent, WA 98042	35,190(7)	1.69%
J.B. Rupert, Director 18014 SE 372nd, Auburn, WA 98092	3,360.02%
Susan K. Bowen-Hahto, Director 22717 105th Street, Ct. E., Buckley, WA 98321	29,820(8)	1.43%
Hans R. Zurcher, Director 39102 236th SE, Enumclaw, WA 98022	53,369(9)	2.57%
Steve W. Moergeli, Director; Bank President/CEO 39703—253rd SE, Enumclaw, WA 98022	37,238(10)	1.79%
Sheila M. Brumley, Bank SVP & Mountain Bank Holding CFO 2416 110th Avenue E, Edgewood, WA 98372	19,450(11)	0.94%
Sterlin Franks, Bank VP & Credit Administrator PO Box 331, Wilkeson, WA 98396	6,672(12)	0.03%
All officers and directors as a group (12 persons)(13)	470,117(14)	21.54%

(1)
Shares held directly with sole voting and sale investment power unless otherwise indicated.

(2)
Includes 9,377 Shares held jointly with Mr. Brooks' spouse and 15,400 Shares subject to stock options exercisable within 60 days.

(3)
Includes 10,920 Shares held by Mr. Jones' spouse, 6,086 Shares held in trusts for the benefit of Mr. Jones' children, 630 Shares held by Mr. Jones' daughter, and 13,650 Shares subject to stock options exercisable within 60 days.

(4)
Includes 3,584 Shares held by Mr. Gallagher's spouse, 8,099 Shares held for the benefit of Mr. Gallagher's children, 3,912 held by Mr. Gallagher's minor children, and 11,550 Shares subject to stock options exercisable within 60 days.

(5)
Includes 8,400 Shares subject to stock options exercisable within 60 days.

(6)
Includes 5,760 Shares held by Mr. Van Beek's spouse and 8,400 Shares subject to stock options exercisable within 60 days.

(7)
Includes 420 Shares held by Mr. Raeder's spouse and 12,600 Shares subject to stock options exercisable within 60 days.

(8)
Includes 2,100 Shares held by Ms. Bowen-Hahto's spouse, 840 Shares held in a trust for the benefit of her child, and 12,600 Shares subject to stock options exercisable within 60 days.

(9)
Includes 12,600 Shares subject to stock options exercisable within 60 days.

(10)
Includes 801 Shares held by Mr. Moergeli's spouse and 12,600 Shares subject to stock options exercisable within 60 days.

(11)
Includes 1,932 Shares held in trust for the benefit of Ms. Brumley's children or jointly with her children and 3,150 Shares subject to stock options exercisable within 60 days.

(12)
Includes 4,200 Shares subject to stock options exercisable within 60 days.

(13)
As noted in "TERMS OF THE OFFERING—Purchase Intentions of Directors and Executive Officers," the directors and executive officers have indicated they intend to acquire approximately 11,273 shares in the offering, subject to availability and the first-come-first-served requirement applicable to all other shareholders.

(14)
Includes 115,150 Shares subject to stock options exercisable within 60 days.

Stock Options

        The Shares included in the table above as "exercisable within 60 days" are all exercisable at $2.38 per Share, except (i) 2,100 Shares under options held by Mr. Moergeli that are exercisable at $2.98 per Share; (ii) 10,500 Shares under options held by Mr. Moergeli that are exercisable at $5.95 per Share; (iii) 2,100 Shares under options held by Ms. Brumley that are exercisable at $2.98 per Share; (iv) 1,050 Shares under options held by Ms. Brumley that are exercisable at $6.19 per Share; (v) 4,200 Shares under options held by Mr. Franks that are exercisable at $5.95 per Share; and (vi) 7,000 Shares under options held by Mr. Brooks that are exercisable at $5.95 per Share.

        In addition to the Shares subject to options included in the table above, Mr. Moergeli has been granted options to purchase 5,250 Shares at $5.95 per Share, to vest on August 1, 2002, and options to purchase 5,250 Shares at $8.33 per Share, to vest as to one-third of the total amount granted on June 15, 2002, June 15, 2003, and June 15, 2004. Ms. Brumley has been granted options to purchase 2,100 Shares at $6.19 per Share, one-half to vest on June 3, 2002, and one-half to vest on June 3, 2003, and options to purchase 3,150 Shares at $8.33 per Share, to vest as to one-third of the total granted on May 18, 2002, May 18, 2003, and May 18, 2004. Mr. Franks has been granted options to purchase 2,100 Shares at $5.95 per Share, to vest on October 16, 2002. Mr. Franks has also been granted options to purchase 3,150 Shares at $8.33 per Share. Such options vest as to one-third of the total amount granted on May 18, 2002, May 18, 2003, and May 18, 2004. All Share and exercise price figures in the preceding paragraphs have been adjusted to reflect the two-for-one stock split effective April 24, 2000, and the five percent stock dividend paid June 30, 2001.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

        Mt. Rainier Bank had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of the directors and officers of Mountain Bank Holding and Mt. Rainier Bank, and members of their immediate families and firms and corporations with which they are associated, including borrowing and investing in certificates of deposit. All such loans and investments have been made on substantially the same terms, including interest rates paid or charged and collateral required, as those prevailing at the same time for comparable transactions with unaffiliated persons, and do not involve more than the normal risk of collectability or present other unfavorable features.

        At December 31, 2001, and December 31, 2000, certain officers and directors, or companies in which they have 10% or more beneficial interest, were indebted to Mt. Rainier Bank in the aggregate amount of approximately $2,817,000 and $4,074,000, respectively. During 2001, $1,775,000 of new loans and advances were made and repayments totaled $3,032,000. All such loans are currently in good standing and are being paid in accordance with their terms, except as discussed below.

        In May 2001, two loans to a business affiliated with director Garrett S. Van Beek were identified as having potential weaknesses. Though the loans have always been paid in accordance with their terms, the business was unable to show sufficient income to support debt service for the 2000 tax year. The two loans consist of a $150,000 line of credit with an outstanding balance of approximately $133,550 and a term loan with an outstanding balance of $140,373. Mt. Rainier Bank believes that both loans are adequately secured by livestock and equipment. Mt. Rainier Bank has recently received financial statements of the business for the 2001 tax year. Based upon such information the Mt. Rainier Bank loan committee has upgraded the loans due to improved profitability and cash flow, which are sufficient to support debt service.

SUPERVISION AND REGULATION

        The following discussion is only intended to provide brief summaries of significant statutes and regulations that affect the banking industry and therefore is not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

Significant Changes in Banking Laws and Regulations

        Financial Services Modernization.    The laws and regulations that affect banks and bank holding companies recently underwent significant changes as a result of the Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act of 1999. Generally, the act (i) repealed the historical restrictions on preventing banks from affiliating with securities firms, (ii) provided a uniform framework for the activities of banks, savings institutions and their holding companies, (iii) broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies, (iv) provided an enhanced framework for protecting the privacy of consumers' information and (v) addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

        Bank holding companies may now engage in a wider variety of financial activities than permitted under previous law, particularly insurance and securities activities. In addition, in a change from previous law, a bank holding company may be owned, controlled or acquired by any company engaged in financially related activities, so long as such company meets certain regulatory requirements. The act also permits national banks (and certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

        We do not believe that the act will negatively affect our operations. However, to the extent the act permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than we currently offer and that can aggressively compete in the markets we currently serve.

        USA Patriot Act of 2001.    On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism ("USA Patriot Act") of 2001. Among other things, the USA Patriot Act (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; (iii) requires financial institutions to establish an anti-money-laundering compliance program; and (iv) eliminates civil liability for persons who file suspicious activity reports. The USA Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the USA Patriot Act. While we believe the USA Patriot Act may, to some degree, affect our recordkeeping and reporting expenses, we do not believe that it will have a material adverse effect on our business and operations.

Mountain Bank Holding

General

        As a bank holding company, we are subject to the Bank Holding Company Act of 1956, which places us under the supervision of the Board of Governors of the Federal Reserve. We must file annual reports with the Federal Reserve and must provide it with such additional information as it may require. In addition, the Federal Reserve periodically examines us and Mt. Rainier Bank.

Bank Holding Company Regulation

        In general, the Bank Holding Company Act limits bank holding company business to owning or controlling banks and engaging in other banking-related activities. Bank holding companies must obtain the Federal Reserve Board's approval before they:

  •
  acquire direct or indirect ownership or control of any voting shares of any bank that results in total ownership or control, directly or indirectly, of more than 5% of the voting shares of such bank;

  •
  merge or consolidate with another bank holding company; or

  •
  acquire substantially all of the assets of any additional banks.

        Subject to certain state laws, a bank holding company that is adequately capitalized and adequately managed may acquire the assets of both in-state and out-of-state banks. Under the Gramm-Leach-Bliley Act, a bank holding company meeting certain qualifications may apply to the Federal Reserve Board to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain activities deemed financial in nature, such as securities brokerage and insurance underwriting.

        Control of Nonbanks.    With certain exceptions, the Bank Holding Company Act prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares in any company that is not a bank or a bank holding company unless the Federal Reserve Board determines such activities are incidental or closely related to the business of banking.

        Control Transactions.    The Change in Bank Control Act of 1978 requires a person (or group of persons acting in concert) acquiring "control" of a bank holding company to provide the Federal

Reserve Board with 60 days' prior written notice of the proposed acquisition. Following receipt of this notice, the Federal Reserve Board has 60 days (or up to 90 days if extended) within which to issue a notice disapproving the proposed acquisition. In addition, any "company" must obtain the Federal Reserve Board's approval before acquiring 25% (5% if the "company" is a bank holding company) or more of the outstanding shares or otherwise obtaining control over Mountain Bank Holding.

Transactions with Affiliates

        Mountain Bank Holding and Mt. Rainier Bank are deemed affiliates within the meaning of the Federal Reserve Act, and transactions between affiliates are subject to certain restrictions. Generally, the Federal Reserve Act limits the extent to which a financial institution or its subsidiaries may engage in "covered transactions" with an affiliate. It also requires all transactions with an affiliate, whether or not "covered transactions," to be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar types of transactions.

Tie-In Arrangements

        Mountain Bank Holding and Mt. Rainier Bank cannot engage in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither we nor Mt. Rainier Bank may condition an extension of credit on either a requirement that the customer obtain additional services provided by either of us, or an agreement by the customer to refrain from obtaining other services from a competitor.

        The Federal Reserve Board has adopted exceptions to its anti-tying rules that allow banks greater flexibility to package products with their affiliates. These exceptions were designed to enhance competition in banking and nonbanking products and to allow banks and their affiliates to provide more efficient, lower cost service to their customers.

State Law Restrictions

        As a Washington business corporation, we may be subject to certain limitations and restrictions under applicable Washington corporate law. In addition, although Mt. Rainier Bank is a national bank and therefore primarily regulated by the Office of the Comptroller of the Currency, Washington banking law may restrict certain activities of Mt. Rainier Bank.

Mt. Rainier National Bank

General

        Mt. Rainier Bank, as a national banking association, is subject to regulation and examination by the OCC. The federal laws that apply to Mt. Rainier Bank regulate, among other things, the scope of its business, its investments, its reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for loans. The laws and regulations governing Mt. Rainier Bank generally have been promulgated to protect depositors and not to protect stockholders of Mountain Bank Holding or Mt. Rainier Bank.

        Community Reinvestment Act.    The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Office of the Comptroller of the Currency evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility.

        Insider Credit Transactions.    Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders, or any related interests of such persons. Extensions of credit must be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are not less stringent than those prevailing at the time for comparable transactions with persons not covered above and who are not employees. Also, such extensions of credit must not involve more than the normal risk of repayment or present other unfavorable features.

        Federal Deposit Insurance Corporation Improvement Act.    Under the Federal Deposit Insurance Corporation Improvement Act of 1991 each federal banking agency has prescribed, by regulation, noncapital safety and soundness standards for institutions under its authority. These standards cover internal controls, information systems, and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. We believe that Mt. Rainier Bank meets all such standards and do not believe that these regulatory standards materially affect our business operations.

Interstate Banking and Branching

        The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 permits nationwide interstate banking and branching under certain circumstances. This legislation generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state, and states may not prohibit such purchases. Additionally, banks are permitted to merge with banks in other states as long as the home state of neither merging bank has "opted out." The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

        Under recent Federal Deposit Insurance Corporation regulations, banks are prohibited from using their interstate branches primarily for deposit production. The Federal Deposit Insurance Corporation has accordingly implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

        Washington has "opted in" to the Interstate Act and allows in-state banks to merge with out-of-state banks subject to certain aging requirements. Washington law generally authorizes the acquisition of an in-state bank by an out-of-state bank by merger with a Washington financial institution that has been in existence for at least 5 years prior to the acquisition. With regard to interstate bank branching, out-of-state banks that do not already operate a branch in Washington may not establish de novo branches in Washington or establish and operate a branch by acquiring a branch in Washington.

Deposit Insurance

        The deposits of Mt. Rainier Bank are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the Federal Deposit Insurance Corporation. All insured banks are required to pay semi-annual deposit insurance premium assessments to the Federal Deposit Insurance Corporation.

Dividends

        The principal source of Mountain Bank Holding's cash revenues is dividends received from Mt. Rainier Bank. The payment of dividends is subject to certain restrictions. For example, a national bank generally can pay dividends out of its undivided profits. However, a national bank cannot pay dividends unless the bank's capital surplus equals or exceeds its capital stock. There are two exceptions to that restriction. First, a national bank can pay an annual dividend if the bank first transfers ten percent of its net income for the preceding four quarters to capital surplus. Second, a national bank can declare quarterly or semiannual dividends if the bank transfers ten percent or more of its net income for the preceding two quarters to capital surplus. Overlaying these restrictions is an additional restriction that limits the payment of dividends during any calendar year to the extent of the bank's retained net income for the previous two years, unless approved by the Office of the Comptroller of the Currency. Other than the laws and regulations noted above, which apply to all national banks and bank holding companies, neither we nor Mt. Rainier Bank are currently subject to any regulatory restrictions on our dividends.

Capital Adequacy

        Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, the holding company or bank may be denied approval to acquire or establish additional banks or nonbank businesses or to open new facilities.

        The Federal Deposit Insurance Corporation and Federal Reserve use risk-based capital guidelines for banks and bank holding companies. These are designed to make such capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the Federal Reserve has noted that bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimum. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier I capital. Tier I capital for bank holding companies includes common shareholders' equity, certain qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less intangibles except as described above.

        The Federal Reserve also employs a leverage ratio, which is Tier I capital as a percentage of total assets less intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 3%. However, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, the Federal Reserve expects an additional cushion of at least 1% to 2%.

        The Federal Deposit Insurance Corporation Improvement Act created a statutory framework of supervisory actions indexed to the capital level of the individual institution. Under regulations adopted by the Federal Deposit Insurance Corporation, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. Institutions which are deemed to be "undercapitalized" depending on the category to which they are assigned are subject to certain mandatory supervisory corrective actions. We do not believe that these regulations have any material effect on our operations.

Effects of Government Monetary Policy

        Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. We cannot predict with certainty the nature and impact of future changes in monetary policies and their impact on Mountain Bank Holding and Mt. Rainier Bank.

DESCRIPTION OF COMMON STOCK

General

        Our Articles of Incorporation authorize us to issue up to 10,000,000 Shares of common stock, no par value per Share, of which 2,070,901 Shares were outstanding at April 1, 2002. All outstanding Shares are fully paid and nonassessable. The Shares do not represent or constitute deposit accounts and are not insured by the FDIC.

        All Shares will be entitled to share equally in dividends, when, as, and if declared by the board of directors, and upon our liquidation or dissolution, whether voluntary or involuntary, to share equally in all assets available for distribution to the common stock shareholders. We do not anticipate that we will pay any dividends on the Shares in the foreseeable future. See "DIVIDEND POLICY."

        Each holder of Shares is entitled to one vote for each Share on all matters submitted to the shareholders. There is no cumulative voting, and there are no pre-emptive rights, redemption rights, sinking fund provisions, or rights of conversion in existence with respect to the Shares.

        Shareholders' rights and related matters are governed by the Washington Business Corporation Act (the "WBCA"), and by our Articles of Incorporation and Bylaws. Our Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the Shares entitled to vote generally in the election of directors, voting as a single group. Article VIII of our Amended and Restated Articles of Incorporation, which deals with the number of directors, the staggering of the terms of office of the directors, the filling of vacancies on the board of directors, and the removal of directors, may not be altered or repealed without the affirmative vote of at least 80% of our outstanding Shares.

        Our Bylaws may be amended by either the board of directors, or by the affirmative vote of a majority of our outstanding Shares. Any Bylaw amendment adopted by the board of directors may be repealed, amended or reinstated by a majority vote of the outstanding Shares, at the next meeting of shareholders following the board's amendment.

Staggered Board of Directors

        Our board of directors is divided into three classes of directors serving staggered terms. One class of directors is elected each year, and the directors so elected each serve a three-year term. The use of a staggered board may make a change in our control or removal of incumbent management more difficult, as only a third of the members of the board of directors are elected in any given year.

State Anti-Takeover Provisions

        Certain provisions of the WBCA, summarized below, may be considered to have an anti-takeover effect and may delay, deter, or prevent a tender offer, proxy contest or other takeover attempt that a shareholder might consider to be in such shareholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by shareholders.

        As a Washington corporation, we are subject to the provisions of the WBCA, including Section 23B.19. In general, Section 23B.19 prohibits a Washington corporation from engaging in a "significant business transaction" for a period of five years after the acquisition of ten percent or more of the corporation's outstanding stock by a third party (an "acquiring person"), unless the significant business transaction or the acquisition of the threshold number of shares by the acquiring person is approved, prior to the acquisition of the shares, by a majority of the directors of the corporation.

        "Significant business transactions" are defined to include, among other things, (a) merger of the target corporation or any subsidiary with the acquiring person or any affiliate; (b) sale, lease, mortgage, or other disposition or encumbrance, to or with the acquiring person or affiliate, of five percent or more of the target corporation's assets; (c) termination of five percent or more of the employees of the target corporation or its subsidiaries employed in Washington; (d) issuance, transfer or redemption by the target corporation or any subsidiary, of shares, or of options, warrants, or rights to acquire shares, of the target corporation or any subsidiary, to or beneficially owned by an acquiring person, unless on the same terms as are offered to all other target corporation shareholders; and (e) the liquidation or dissolution of the target corporation proposed by, or pursuant to an agreement or understanding with, an acquiring person or affiliate.

Indemnification

        Our Bylaws contain provisions for the indemnification of our officers and directors in connection with certain types of legal liability incurred by such individuals because of actions or omissions in their capacities as officers or directors. Such provisions do not allow indemnification, however, in connection with a proceeding by or in the right of Mountain Bank Holding in which the officer or director is adjudged liable to us, or any other proceeding charging improper personal benefit to the individual, whether or not involving action in such person's official capacity, in which such person is adjudged liable on the basis that personal benefit was improperly received. We also maintain a Directors and Officers' Liability Insurance Policy.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers or controlling persons of Mountain Bank Holding pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

AVAILABLE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information that we file at the Commission's public reference room in Washington, D.C. You can request copies of those documents, upon payment of a copying fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Commission filings are also available to the public at the Commission's Internet address at http://www.sec.gov.

        We have filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a registration statement on Form SB-1 (together with any amendments, the "Registration Statement") under the Securities Act of 1933, with respect to the securities offered in this offering. This prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and its exhibits. For further information with respect to us and the Shares, reference is made to the Registration Statement and the exhibits filed with the Registration Statement, which may be examined, or copies obtained, from the Commission as described above. Any statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

EXPERTS

        The financial statements included in this prospectus, to the extent and for the periods indicated in their reports, have been audited by McGladrey & Pullen, LLP and by Knight Vale & Gregory PLLC,

independent certified public accountants, and are included herein in reliance upon the authority of said firms as experts in giving said reports.

LEGAL MATTERS

        The validity of the Shares offered by Mountain Bank Holding will be passed upon for Mountain Bank Holding by Graham & Dunn PC, Seattle/Tacoma, Washington, 1420 Fifth Avenue, 33rd Floor, Seattle, Washington 98101-2390.

INDEX TO FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000
Independent Auditor's Report on 2001 Financial Statements	F-2
Independent Auditor's Report on 2000 Financial Statements	F-3
Consolidated Balance Sheets at December 31, 2001 and 2000	F-4
Consolidated Statements of Income for the years ended December 31, 2001 and 2000	F-5
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2001 and 2000	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2001 and 2000	F-7
Notes to Consolidated Financial Statements	F-8
Supplementary Information
Average Balances and Net Interest Income	F-28

Independent Auditor's Report

Board of Directors
 Mountain Bank Holding Company
Enumclaw, Washington

        We have audited the accompanying consolidated balance sheet of Mountain Bank Holding Company and Subsidiary as of December 31, 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of Mountain Bank Holding's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mountain Bank Holding Company and Subsidiary as of December 31, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey & Pullen, LLP

Tacoma, Washington
January 11, 2002

Independent Auditor's Report

Board of Directors
 Mountain Bank Holding Company
Enumclaw, Washington

        We have audited the accompanying consolidated balance sheet of Mountain Bank Holding Company and Subsidiary as of December 31, 2000, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of Mountain Bank Holding's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mountain Bank Holding Company and Subsidiary as of December 31, 2000, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Knight Vale & Gregory PLLC

Tacoma, Washington
January 15, 2001

Mountain Bank Holding Company and Subsidiary

Consolidated Balance Sheets

December 31, 2001 and 2000

	2001	2000
	(Dollars in thousands)
Assets
Cash and due from banks	$3,620	$3,947
Interest bearing deposits at other financial institutions	13,455	7,338
Securities available for sale	31,612	20,446
Federal Home Loan Bank and Federal Reserve Bank stocks, at cost	634	581
Loans held for sale	1,093	536
Loans	68,887	65,642
Allowance for credit losses	753	700

Net loans	68,134	64,942

Premises and equipment	3,545	3,544
Accrued interest receivable	650	623
Bank owned life insurance	3,031	—
Other assets	107	184

Total assets	$125,881	$102,141

Liabilities
Deposits:
Demand	$17,009	$15,075
Savings and interest-bearing demand	46,983	33,858
Time	48,119	40,644

Total deposits	112,111	89,577

Accrued interest payable	292	306
Note payable	38	40
Other liabilities	137	68

Total liabilities	112,578	89,991

Commitments and Contingencies	—	—
Shareholders' Equity
Common stock (no par value); authorized 10,000,000 shares; issued and outstanding: 2001—2,067,401 shares; 2000—1,945,136 shares	1,034	973
Additional paid-in capital	8,698	7,543
Retained earnings	3,474	3,616
Accumulated other comprehensive income	97	18

Total shareholders' equity	13,303	12,150

Total liabilities and shareholders' equity	$125,881	$102,141

See notes to consolidated financial statements.

Mountain Bank Holding Company and Subsidiary

Consolidated Statements of Income

Years Ended December 31, 2001 and 2000

	2001	2000
	(Dollars in Thousands, Except Per Share Amounts)
Interest Income
Loans	$6,376	$6,005
Deposits in banks	449	110
Investment income:
Taxable	1,421	1,442
Tax-exempt	15	12

Total interest income	8,261	7,569

Interest Expense
Deposits	3,525	2,903
Federal funds purchased	—	31
Note payable	3	3

Total interest expense	3,528	2,937

Net interest income	4,733	4,632

Provision for Credit Losses	85	93
Net interest income after provision for credit losses	4,648	4,539

Non-Interest Income
Service charges on deposit accounts	519	529
Gains on mortgage loans sold	291	109
Gains (losses) on sale of securities available for sale	31	(3)
Other	306	235

Total non-interest income	1,147	870

Non-Interest Expenses
Salaries and employee benefits	2,534	2,224
Occupancy	218	248
Equipment	372	355
Other	1,253	1,205

Total non-interest expenses	4,377	4,032

Income before income taxes	1,418	1,377

Income Taxes	478	464

Net income	$940	$913

Earnings Per Share
Basic	$.46	$.47
Diluted	.44	.45

See notes to consolidated financial statements.

Mountain Bank Holding Company and Subsidiary

Consolidated Statements of Shareholders' Equity

Years Ended December 31, 2001 and 2000

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(Dollars in thousands)
Balance at December 31, 1999	924,013	$924	$6,785	$2,703	($250)	$10,162

Comprehensive income:
Net income	—	—	—	913	—	913
Other comprehensive income, net of tax:
Change in fair value of securities available for sale	—	—	—	—	268	268

Comprehensive income						1,181

2-for-1 stock split	924,013	—	—	—	—	—
Sale of common stock under employee stock purchase plan	1,732	1	14	—	—	15
Exercise of stock options	26,664	13	54	—	—	67
Sale of common stock	68,714	35	678	—	—	713
Tax benefit from exercise of stock options	—	—	12	—	—	12

Balance at December 31, 2000	1,945,136	973	7,543	3,616	18	12,150

Comprehensive income:
Net income	—	—	—	940	—	940
Other comprehensive income, net of tax:
Change in fair value of securities available for sale	—	—	—	—	79	79

Comprehensive income						1,019

5% stock dividend	98,198	49	1,031	(1,082)	—	(2)
Sale of common stock under employee stock purchase plan	1,781	1	15	—	—	16
Exercise of stock options	16,000	8	32	—	—	40
Sale of common stock	6,286	3	66	—	—	69
Tax benefit from exercise of stock options	—	—	11	—	—	11

Balance at December 31, 2001	2,067,401	$1,034	$8,698	$3,474	$97	$13,303

See notes to consolidated financial statements.

Mountain Bank Holding Company and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2001 and 2000

	2001	2000
	(Dollars in thousands)
Cash Flows from Operating Activities
Net income	$940	$913
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	85	93
Depreciation and amortization	345	342
Deferred federal income tax benefit	(51)	(24)
(Gain) loss on sales of securities available for sale	(31)	3
Stock dividends received	(30)	(22)
Gains on loans sold	(291)	(109)
Originations of loans held for sale	(28,415)	(9,339)
Proceeds from sales of loans	28,149	9,206
Increase in accrued interest receivable	(27)	(87)
Increase (decrease) in accrued interest payable	(14)	112
Other—net	274	(5)

Net cash provided by operating activities	934	1,083

Cash Flows from Investing Activities
Net increase in interest-bearing deposits in banks	(6,117)	(3,775)
Activity in securities available for sale:
Purchases	(30,675)	(1,071)
Maturities, prepayments and calls	18,475	6,475
Sales	1,029	999
Increase in loans made to customers, net of principal collections	(3,283)	(11,591)
Additions to premises and equipment	(345)	(537)
Purchase of bank owned life insurance	(3,000)	—

Net cash used in investing activities	(23,916)	(9,500)

Cash Flows from Financing Activities
Net increase in deposits	22,534	8,331
Net proceeds from issuance of stock	125	795
Repayment of note payable	(2)	(2)
Payment for fractional shares in stock dividend	(2)	—

Net cash provided by financing activities	22,655	9,124

Net change in cash and due from banks	(327)	707

Cash and Due from Banks
Beginning of year	3,947	3,240

End of year	$3,620	$3,947

Supplemental Disclosures of Cash Flow Information
Interest paid	$3,542	$2,824
Income taxes paid	460	440
Supplemental Disclosures of Non-Cash Investing and Financing Activities
Unrealized gain on securities available for sale, net of tax	$79	$268
Tax benefit from exercise of stock options	11	12
Stock dividend	1,080	—

See notes to consolidated financial statements.

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2001 and 2000

Note 1—Summary of Significant Accounting Policies

Basis of Consolidation and Operations

        The consolidated financial statements include the accounts of Mountain Bank Holding Company (the Company) and its wholly owned subsidiary, Mt. Rainier National Bank (the Bank). All significant intercompany transactions and balances have been eliminated. The Company is a holding company, which operates primarily through its major subsidiary, the Bank.

        The Bank operates four branches and has a customer base centered in and around southeastern King County and northeastern Pierce County, Washington. The Bank provides loan and deposit services to customers, who are predominantly small- and middle-market businesses and middle-income individuals in western Washington. Its primary funding source is deposits from businesses and individuals in its market area.

Consolidated Financial Statement Presentation

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and practices within the banking industry. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and the valuation of loans held for sale and deferred tax assets.

        Certain prior year amounts have been reclassified to conform to the 2001 presentation. All dollar amounts, except per share information, are stated in thousands.

Securities Available for Sale

        Securities available for sale consist of debt securities that the Bank intends to hold for an indefinite period, but not necessarily to maturity. Such securities may be sold to implement the Bank's asset/liability management strategies and in response to changes in interest rates and similar factors, and certain equity securities. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders' equity entitled "accumulated other comprehensive income (loss)." Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.

        Declines in the fair value of individual securities available for sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses.

Loans Held for Sale

        Mortgage loans originated for sale in the foreseeable future in the secondary market are carried at the lower of aggregate cost or estimated market value. Gains and losses on sales of loans are recognized at settlement date and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made without recourse. Net unrealized losses are recognized through a valuation allowance established by charges to income.

Loans

        Loans are stated at the amount of unpaid principal, reduced by allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding.

        Generally the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance.

Allowance for Credit Losses

        The allowance for credit losses is maintained at a level considered adequate to provide for estimated losses on existing loans based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off, and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic, systematic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the loan portfolio, the estimated value of any underlying collateral, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. While management uses the best information available to make its estimates, future adjustments to the allowance may be necessary if there is a significant change in economic conditions.

        When available information confirms that specific loans or portions thereof are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

        When management determines that it is probable that a borrower will be unable to repay all amounts due according to the terms of the loan agreement, including scheduled interest payments, the loan is considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed. The amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, when the primary source of repayment is provided by real estate collateral, at the fair value of the collateral less estimated selling costs.

        The ultimate recovery of all loans is susceptible to future market factors beyond the Bank's control. These factors may result in losses or recoveries differing significantly from those provided for in the financial statements.

Premises and Equipment

        Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets. Gains or losses on dispositions are reflected in earnings.

Transfers of Financial Assets

        Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

        Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. The deferred tax provision represents the difference between the net deferred tax asset/liability at the beginning and end of the year. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

        The Bank provides for income taxes on a separate return basis and remits to the Company amounts currently payable.

Cash and Cash Equivalents

        For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks." The Bank maintains its cash in depository institution accounts which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Stock-Based Compensation

        The Company accounts for stock-based awards to employees using the intrinsic value method, in accordance with APB No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements. However, the required pro forma disclosures of the effects of all options granted on or after January 1, 1995 have been provided in accordance with SFAS No. 123, Accounting for Stock-Based Compensation.

Fair Values of Financial Instruments

        The following methods and assumptions were used by the Company in estimating the fair values of financial instruments disclosed in these financial statements:

  Cash and Short-Term Instruments
  The carrying amounts of cash and short-term instruments approximate their fair value.

  Securities Available for Sale and Held to Maturity
  Fair values for securities are based on quoted market prices.

  Federal Home Loan Bank Stock
  The carrying value of Federal Home Loan Bank stock approximates its fair value.

  Loans
  For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

  Deposit Liabilities
  The fair values disclosed for demand deposits are, by definition, equal to the amounts payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable rate, fixed term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation based on interest rates currently being offered on similar certificates.

  Short-Term and Long-Term Borrowings
  The carrying amounts of repurchase agreements and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

  Accrued Interest
  The carrying amounts of accrued interest approximate their fair values.

  Off-Balance Sheet Instruments
  The fair value of commitments to extend credit and standby letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers.

Earnings Per Share

        Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding. The diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option plans.

Comprehensive Income

        The Company applies Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No. 130), which requires that an entity report and display comprehensive income in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. With regard to the Company, comprehensive income includes the net income reported in the statements of income and any changes in fair value of securities available for sale, reported as a component of shareholders' equity.

Recent Accounting Pronouncements

        SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, became effective and was adopted by the Company effective January 1, 2001. The Company does not engage in hedging activities, nor did it have any derivatives at December 31, 2001 or 2000. The adoption of SFAS No. 133 had no effect on the Company's financial position or results of operations as of or for the year ended December 31, 2001.

        In June 2001, the Financial Accounting Standards Board adopted Financial Accounting Standards Nos. 141, Business Combinations, and 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations entered into after June 30, 2001 be accounted for under the purchase method. SFAS No. 142 addresses how goodwill and other intangible assets should be accounted for after they have been initially recorded in the financial statements. Goodwill arising from business combinations prior to the effective date of this standard will no longer be amortized, starting in 2002, but will be subject to annual tests for impairment. Other identifiable intangible assets, and certain unidentifiable intangible assets arising from certain acquisitions, will continue to be amortized using the same lives and methods. In June 2001, the FASB also issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for all fiscal years beginning after June 15, 2002. In August 2001 the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001. The Bank (Company) does not anticipate that the adoption of SFAS Nos. 141, 142, 143 and 144 will have a material effect on its financial position or results of operations.

Note 2—Restricted Assets

        Federal Reserve Board regulations require maintenance of minimum reserve balances either in cash or on deposit with the Federal Reserve Bank. The amounts of such balances for the years ended December 31, 2001 and 2000 were $930 and $848, respectively.

Note 3—Debt and Equity Securities

        Debt and equity securities have been classified according to management's intent.

        The carrying amounts of securities and their approximate fair values are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
December 31, 2001
U.S. Treasury securities	$3,106	$12	$28	$3,090
U.S. Government and agency securities	8,154	116	32	8,238
Mortgage-backed securities	11,707	86	24	11,769
Obligations of states and political subdivisions	495	7	—	502
Corporate securities	8,003	57	47	8,013

	$31,465	$278	$131	$31,612

December 31, 2000
U.S. Treasury securities	$2,008	$10	$—	$2,018
U.S. Government and agency securities	12,499	20	31	12,488
Mortgage-backed securities	5,617	31	5	5,643
Obligations of states and political subdivisions	295	2	—	297

	$20,419	$63	$36	$20,446

        Gross gains on the sales of securities were $31 in 2001. Gross losses on the sales of securities were $3 in 2000.

        The carrying amount and approximate market value of debt securities at December 31, 2001 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$1,753	$1,772
Due in one to five years	24,625	24,745
Due in five years or more	5,087	5,095

	$31,465	$31,612

        Securities with a carrying value of $1,000 and $1,001 at December 31, 2001 and 2000, respectively, were assigned or pledged to secure public deposits, certain short-term borrowings, and for other purposes as required by law.

Note 4—Loans

        Loans at December 31 consist of the following:

	2001	2000
Commercial and agricultural	$18,483	$15,869
Real estate:
Residential 1-4 family	13,790	16,395
Commercial	25,793	22,254
Construction	5,506	5,829
Consumer	5,315	5,295

Total loans	$68,887	$65,642

        Changes in the allowance for credit losses for the years ended December 31 are as follows:

	2001	2000
Balance at beginning of year	$700	$607
Provision for credit losses	85	93
Charge-offs	(38)	—
Recoveries	6	—

Net charge-offs	(32)	—

Balance at end of year	$753	$700

        Following is a summary of information pertaining to impaired loans:

	2001	2000
December 31
Impaired loans without a valuation allowance	$—	$17
Impaired loans with a valuation allowance	—	—

Total impaired loans	$—	$17

Valuation allowance related to impaired loans	$—	$—

Years Ended December 31
Average investment in impaired loans	$15	$21
Interest income recognized on a cash basis on impaired loans	—	—

        At December 31, 2001, there were no commitments to lend additional funds to borrowers whose loans have been modified. There were no loans 90 days and over past due still accruing interest at December 31, 2001 or 2000.

        At December 31, 2001 and 2000, certain officers and directors, or companies in which they have 10% or more beneficial interest, were indebted to the Bank in the aggregate amount of $2,817 and $4,074, respectively. During 2001 advances of $1,775 were made, and repayments totaled $3,032.

Note 5—Premises and Equipment

        The components of premises and equipment at December 31 are as follows:

	2001	2000
Land	$1,111	$1,111
Buildings	2,520	2,494
Equipment, furniture and fixtures	1,927	1,835
Construction in process	215	—

	5,773	5,440

Less accumulated depreciation	2,228	1,896

Total premises and equipment	$3,545	$3,544

        Construction in process includes construction costs to date related to two new branches. The estimated cost to finish both branches in 2002 is estimated to be $1.1 million.

Note 6—Deposits

The composition of deposits at December 31 is as follows:

	2001	2000
Demand deposits, non-interest bearing	$17,009	$15,075
NOW and money market accounts	35,466	24,248
Savings deposits	11,517	9,610
Time certificates, $100,000 or more	17,053	13,485
Other time certificates	31,066	27,159

Total	$112,111	$89,577

        Scheduled maturities of certificates of deposit for future years ending December 31 are as follows:

2002	$42,546
2003	4,417
2004	202
2005	586
2006	368
Thereafter	—

$48,119

Note 7—Note Payable

        The note payable is secured by land, and is payable at $1 monthly, including interest of 8%. Future principal maturities are $2 annually through 2006, and $28 thereafter.

Note 8—Income Taxes

        The components of the provision for income taxes are as follows at December 31:

	2001	2000
Current	$529	$488
Deferred benefit	(51)	(24)

Income taxes	$478	$464

        The effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 follows:

	2001	2000
Deferred Tax Assets
Allowance for credit losses	$248		$219
Deferred compensation	14		12
Accumulated depreciation	28		27
Other	8		4

Total deferred tax assets	298		262

Deferred Tax Liabilities
Cash basis tax accounting	26		52
Deferred income	212		201
Unrealized gain on securities available for sale	50		9

Total deferred tax liabilities	288		262

Net Deferred Tax Assets	$10	$

        The following is a reconciliation between the statutory and effective federal income tax rates for the years ended December 31:

	2001		2000
	Amount	Percent of Pre-tax Income	Amount	Percent of Pre-tax Income
Income tax at statutory rate	$482	34.0%	$469	34.0%
Increase (decrease) resulting from:
Tax-exempt income	(5)	(.3)	(4)	(.2)
Other	1	—	(1)	(.1)

Total income tax expense	$478	33.7%	$464	33.7%

Note 9—Commitments and Contingencies

        The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

        The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank's commitments is as follows:

	2001	2000
Commercial and agriculture	$6,826	$6,750
Real estate	1,250	2,959
Credit cards	2,777	3,200

	$10,853	$12,909

        Outstanding commitments under letters of credit totaled $519 and $627 at December 31, 2001 and 2000, respectively.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 75% of loan commitments are drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

        Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

        The Bank has agreements with commercial banks for lines of credit totaling approximately $4,200, and a credit line with the Federal Home Loan Bank totaling 10% of assets. The Bank has entered into a blanket pledge agreement with the Federal Home Loan Bank to secure this credit line. These lines were not drawn upon at December 31, 2001 or 2000.

        On February 13, 1997, the Company entered into a settlement agreement with the Bank's former president whereby the Company agreed to pay $155 for a three-year noncompete agreement and other benefits. In addition, the executive agreed to forfeit stock options for 20,000 fully vested shares at an option price of $5 per share. Amortization of this non-compete agreement totaled $4 for the year ended December 31, 2000 when the agreement was fully amortized.

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2001 and 2000

Note 10—Concentration of Credit Risk

        The Bank has credit risk exposure, including off-balance-sheet credit risk exposure, as disclosed in Notes 4 and 9. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions in the region. The Bank generally requires collateral on all real estate loans and typically maintains loan-to-value ratios of no greater than 75%—80%. Loans are generally limited, by federal and state banking regulations, to 15% of the Bank's shareholder's equity, excluding accumulated other comprehensive income (loss). The Bank, as a matter of practice, generally does not extend credit to any single borrower or group of related borrowers in excess of $1,500.

        The contractual amounts of credit related financial instruments such as commitments to extend credit, credit card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

        Investments in obligations of states and political subdivisions involve governmental entities within the Bank's market area. Letters of credit were granted primarily to commercial borrowers.

Note 11—Stock Option Plans

Director Plans

        The 1990 Director Stock Option Plan grants a director an option to purchase 12,600 shares of common stock upon initial election to the Board of Directors at an exercise price equal to the fair market value of the common stock at the date of grant. Options are exercisable on a cumulative basis in annual installments of one-third each on the third, fourth and fifth anniversary of the date of grant. A total of 126,000 shares of the Company's common stock were reserved for option under this plan, of which options for 113,400 shares at $2.38 per share were granted on June 13, 1990, to expire on June 13, 2005 and options for 3,150 shares at $10.48 per share were granted April 24, 2001, to expire April 24, 2016. Options granted in 1990 are fully vested at December 31, 2001. Options granted in 2001 are not vested at December 31, 2001. Options for 4,200 shares were exercised in both 2001 and 2000 under this director plan.

        The 1999 Director Stock Option Plan grants a director an option to purchase shares of common stock at an exercise price which must be no less than the greater of the fair market value of the common stock or the net book value of the common stock at the time of grant. A total of 42,000 shares of the Company's common stock were reserved for option under this plan, of which options for 33,600 shares at $10.48 per share were granted November 21, 2000, expiring on November 21, 2015; none of these options granted are vested at December 31, 2001.

Employee Plans

        In 1990 and 1999, the Company adopted plans providing for granting certain key employees options to purchase common stock. Under the terms of the plans, options are incentive stock options (as defined in the Internal Revenue Code). The option price will be fair market value at the date of grant or a price determined by the Board of Directors, but not less than fair value. Options are exercisable on a cumulative basis in annual installments of one-third each on the third, fourth and fifth anniversary of the date of grant. Pursuant to these plans, 84,000 shares are reserved for option as of December 31, 2001, of which 48,800 shares (after forfeitures) have been granted. A total of 35,200 shares remain available for future grant under the 1999 plan at December 31, 2001. In 2001 and 2000, options for 12,600 shares and 23,797 shares, respectively, were exercised under the employee plans.

        The Company has adopted the disclosure-only provisions of SFAS No. 123, but applies APB Opinion No. 25 in accounting for its plans. If the Company had elected to recognize compensation cost for stock options issued subsequent to December 31, 1994 based on the fair value at the grant dates, consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts indicated below:

	2001	2000
Net income:
As reported	$940	$913
Pro forma	828	832
Earnings per share:
Basic:
As reported	$.46	$.47
Pro forma	.40	.43
Diluted:
As reported	.44	.45
Pro forma	.39	.42

        The fair value of each option grant is estimated on the date of grant, based on the Black-Scholes option pricing model and using the following weighted-average assumptions:

	2001	2000
Dividend yield	—%	—%
Expected life	10 to 15 years	10 to 15 years
Average risk-free interest rate	4.88%	5.91%
Price volatility	44.31%	43.50%

        The weighted average fair value of options granted during 2001 and 2000 was $6.46 and $6.34, respectively.

        A summary of the status of the Company's stock option plans as of December 31, 2001 and 2000, and changes during the years ending on those dates, is presented below:

	2001		2000
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	244,650	$5.62	242,722	$9.24
Granted	20,450	10.76	37,800	10.27
Exercised	(16,800)	2.38	(27,997)	2.38
Forfeited	(15,750)	8.47	(7,875)	8.50

Outstanding at end of year	232,550	$6.09	244,650	$5.62

Options exercisable at year-end	122,150		121,798

        The following information summarizes information about stock options outstanding and exercisable at December 31, 2001:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.38—$2.97	88,200	3.5	$2.41	88,200	$2.41
$5.24—$6.19	47,250	5.5	5.87	32,550	5.82
$8.33—$11.00	97,100	10.3	9.60	1,400	8.33

Note 12—Profit Sharing Plan

        The Bank's defined contribution profit sharing plan covers substantially all employees who have completed one year or more of service. Employees are eligible to defer up to 25% of their gross salary, with employer contributions to the Plan made at the discretion of the Board of Directors. The Bank's contributions for the years ended December 31, 2001 and 2000 totaled $40 and $36, respectively.

Note 13—Deferred Compensation Agreement

        In 1993 the Bank established a deferred compensation agreement with a director under which the director will defer his director fees. At retirement he will receive a benefit of $1 per month for 120 months. The accrued liability related to this agreement totaled $42 and $37 at December 31, 2001 and 2000, respectively. Expenses associated with this plan were $5 and $6 in 2001 and 2000, respectively. The Bank has also purchased a whole-life insurance policy on the director, which may be used to fund benefits under the deferred compensation agreement.

Note 14—Employee Stock Purchase Plan

        Effective July 1, 1995, the Company adopted an employee stock purchase plan whereby eligible employees can purchase common stock at the lesser of the stock's fair market value at the beginning or the end of the plan year. The aggregate number of shares reserved under this plan is 42,000. No employee can purchase more than 420 shares of common stock valued at more than $11.88 per share in any plan year; 1,870 and 1,819 shares were issued at a price of $8.57 and $5.95 per share for the years ended December 31, 2001 and 2000, respectively.

Note 15—Regulatory Matters

        The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can cause certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines of the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined).

        As of December 31, 2001, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

        The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

					To be Well Capitalized Under Prompt Corrective Action Provisions
			Capital Adequacy Purposes
	Actual Amount
		Ratio	Amount	Ratio	Amount	Ratio
December 31, 2001
Tier 1 capital (to average assets):
Consolidated	$13,206	10.72%	$4,927	4.00%	N/A	N/A
Bank	13,111	10.64	4,927	4.00	$6,159	5.00%
Tier 1 capital (to risk-weighted assets):
Consolidated	13,206	13.39	3,946	4.00	N/A	N/A
Bank	13,111	13.29	3,946	4.00	5,915	6.00
Total capital:
Consolidated	13,959	14.15	7,892	8.00	N/A	N/A
Bank	13,864	14.05	7,892	8.00	9,864	10.00
December 31, 2000
Tier 1 capital (to average assets):
Consolidated	$12,132	12.29%	$3,950	4.00%	N/A	N/A
Bank	12,050	12.20	3,950	4.00	$4,937	5.00%
Tier 1 capital (to risk-weighted assets):
Consolidated	12,132	17.53	2,768	4.00	N/A	N/A
Bank	12,050	17.41	2,768	4.00	4,153	6.00
Total capital:
Consolidated	12,832	18.54	5,537	8.00	N/A	N/A
Bank	12,750	18.42	5,537	8.00	6,921	10.00

        Management believes, as of December 31, 2001, that the Company and the Bank meet all capital requirements to which they are subject.

Restrictions on Retained Earnings

        National banks can initiate dividend payments in a given year, without prior regulatory approval, equal to net profits, as defined, for that year plus retained net profits for the preceding two years. The Bank can distribute as dividends to the parent company approximately $2,913 as of December 31, 2001 without regulatory approval.

Note 16—Condensed Financial Information—Parent Company Only

Condensed Balance Sheets—December 31

	2001	2000
Assets
Cash	$83	$82
Investment in the Bank	13,208	12,068
Other assets	12	—

Total assets	$13,303	$12,150

Shareholders' Equity	$13,303	$12,150
Condensed Statements of Income—Years Ended December 31
Operating Expenses	($184)	($163)
Loss before Income Taxes and Equity
in undistributed income of the Bank	(184)	(163)
Income Tax Benefit	63	55
Loss before equity in undistributed income of the Bank	(121)	(108)
Equity in Undistributed Income of the Bank	1,061	1,021

Net Income	$940	$913

Condensed Statements of Cash Flows—Years Ended December 31

	2001	2000
Cash Flows from Operating Activities
Net income	$940	$913
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of covenant not to compete	—	4
Equity in undistributed income of subsidiary	(1,061)	(1,021)
Decrease in receivable from subsidiary	—	37
Other	(1)	79

Net cash provided by (used in) operating activities	(122)	12

Cash Flows from Investing Activities
Investment in Subsidiary	—	(756)
Cash Flows from Financing Activities
Proceeds from issuance of common stock	125	795
Payment for fractional shares in stock dividend	(2)	—
Net cash provided by financing activities	123	795

Net change in cash	1	51

Cash
Beginning of year	82	31
End of year	$83	$82

Note 17—Other Expenses

        Other expenses include the following amounts which are in excess of 1% of the total of interest income and non-interest income for the years ended December 31:

	2001	2000
Professional fees	$91	$86
Data processing	361	442
Office supplies and expenses	124	103
State taxes	104	50

Note 18—Earnings Per Share Disclosures

        Following is information regarding the calculation of basic and diluted earnings per share for the years indicated:

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Year ended December 31, 2001
Basic earnings per share:
Net income	$940	2,061,662	$.46
Effect of dilutive securities:
Options	—	74,289	(.02)
Diluted earnings per share:

Net income	$940	2,135,951	$.44

Year ended December 31, 2000
Basic earnings per share:
Net income	$913	1,955,518	$.47
Effect of dilutive securities:
Options	—	62,463	(.02)
Diluted earnings per share:

Net income	$913	2,017,981	$.45

        The number of shares shown for "options" is the number of incremental shares that would result from exercise of options and use of the proceeds to repurchase shares at the average market price during the year.

Note 19—Stock Dividend

        On March 27, 2001, the Board of Directors announced a 5% stock dividend payable to shareholders of record as of June 15, 2001. The average number of common shares outstanding, and earnings per share and stock option information for the year ended December 31, 2000 have been restated to show the effect of the dividend. On March 28, 2000, the Board of Directors announced a two-for-one stock split payable to shareholders of record as of April 10, 2000. In connection with the stock split, the par value of the Company's common stock was changed from $1.00 per share to no par value and the number of authorized shares was increased from 5 million to 10 million.

Note 20—Comprehensive Income

        Net unrealized gains and losses include, net of tax, $100 of unrealized gains arising during 2001 and $267 of unrealized gains arising during 2000, less reclassification adjustments of $31 and $3 for gains included in net income in 2001 and 2000, respectively, as follows:

	Before- Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
2001
Unrealized holding gains arising during the year	$151	($51)	$100
Reclassification adjustments for gains realized in net income	(31)	10	(21)

Net unrealized gains	$120	($41)	$79

2000
Unrealized holding gains arising during the year	$404	($137)	$267
Reclassification adjustments for losses realized in net income	3	(2)	1

Net unrealized gains	$407	($139)	$268

Note 21—Fair Values of Financial Instruments

        The estimated fair values of the Bank's financial instruments at December 31 were as follows:

	2001		2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and due from banks, and interest bearing deposits in banks	$17,075	$17,075	$11,285	$11,285
Securities available for sale	31,612	31,612	21,027	21,027
Federal Home Loan Bank and Federal Reserve Bank stocks	634	634	581	581
Loans receivable	68,134	68,512	64,942	63,462
Loans held for sale	1,093	1,093	536	536
Accrued interest receivable	650	650	623	623
Letters of credit	519	519	627	627
Financial Liabilities
Deposits	$112,111	$112,561	$89,577	$89,845
Long-term borrowings	38	38	40	40
Accrued interest payable	292	292	306	306

Note 22—Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2001
Interest income	$1,962	$1,986	$2,044	$2,039
Interest expense	918	903	897	810

Net interest income	1,044	1,083	1,147	1,229

Provision for credit losses	9	27	22	27
Noninterest income	329	359	293	396
Noninterest expenses	1,113	1,055	1,131	1,078

Income before income taxes	251	360	287	520

Income taxes	85	120	96	177

Net income	$166	$240	$191	$343

Earnings per common share:
Basic	$.09	$.12	$.09	$.16
Diluted	.08	.11	.09	.16
Year Ended December 31, 2000
Interest income	$1,788	$1,835	$1,889	$1,979
Interest expense	639	698	766	834

Net interest income	1,149	1,137	1,123	1,145

Provision for credit losses	14	26	9	44
Noninterest income	214	219	251	264
Noninterest expenses	1,007	958	1,041	1,026

Income before income taxes	342	372	324	339

Income taxes	113	126	111	114

Net income	$229	$246	$213	$225

Earnings per common share:
Basic	$.12	$.12	$.11	$.12
Diluted	.12	.11	.10	.12

Mt. Rainier National Bank

Average Balances and Net Interest Income

Years Ended December 31, 2001 and 2000

	2001			2000
	Average Balance	Interest Income/ (Expenses)	Average Rate	Average Balance	Interest Income/ (Expenses)	Average Rate
	(Dollars in thousands)
Interest Earning Assets
Loans	$67,875	$6,146	9.1%	$61,675	$5,927	9.6%
Investment securities:
Taxable	25,484	1,421	5.6	23,839	1,442	6.0
Tax-exempt	353	23*	6.5	244	18*	7.4

Total investment securities	25,837	1,444	5.6	24,083	1,460	6.1

Interest bearing deposits at other financial institutions	11,976	449	3.7	1,760	110	6.3

Total interest earning assets/interest income	105,688	8,039	7.6	87,518	7,497	8.6%

Cash and due from banks	3,591			3,503
Premises and equipment—net	3,447			3,462
Other assets	774			895
Allowance for credit losses	(732)			(642)

Total assets	$112,768			$94,736

Interest Bearing Liabilities
Deposits:
Savings and interest bearing demand	$39,402	(943)	2.4%	$36,446	(1,024)	2.8%
Time	44,865	(2,582)	5.8	32,355	(1,879)	5.8

Total deposits	84,267	(3,525)	4.2	68,801	(2,903)	4.2

Federal funds purchased	—	—	—	475	(31)	6.5
Other borrowings	39	(3)	7.7	41	(3)	7.3

Total interest bearing liabilities/interest expense	84,306	(3,528)	4.2%	69,317	(2,937)	4.2%

Demand deposits	15,240			14,377
Other liabilities	527			464
Shareholders' equity	12,695			10,578

Total liabilities and shareholders' equity	$112,768			$94,736

Net interest income		$4,511			$4,560
Net Interest Income as a Percentage of Average Earning Assets
Interest income			7.6%			8.6%
Interest expense			3.3			3.4
Net interest income			4.3%			5.2%

*
Tax equivalent basis

See auditor's report.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.    Indemnification of Directors and Officers

        The Bylaws of Mountain Bank Holding provide that it will indemnify any individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:

  (a)
  the individual acted in good faith; and

  (b)
  the individual reasonably believed:

  (i)
  in the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in its best interests; and

  (ii)
  in all other cases, that the individual's conduct was at least not opposed to its best interests; and

  (c)
  in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful.

        Mountain Bank Holding will not indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:

  (a)
  in connection with a proceeding by or in the right of the corporation in which the director is adjudged liable to the corporation; or

  (b)
  in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

        Mountain Bank Holding has a Directors' and Officers' Liability Insurance Policy that provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the "Act.").

Item 2.    Other Expenses of Issuance and Distribution

        The Registrant estimates that the expenses payable by it in connection with this offering, as described in this Registration Statement, will be as follows:

SEC Registration fees	$69
Legal fees and expenses	$40,000
Accounting fees and expenses	$2,500
Printing expenses	$7,000
Miscellaneous	$450

Total Offering Expenses	$50,019

Item 3.    Undertakings

  (a)
  The undersigned Registrant hereby undertakes:

  1.
  To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

  (i)
  Include any prospectus required by section 10(a)(3) of the Act;

      (ii)
      Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

      (iii)
      Include any additional or changed material information on the plan of distribution.

    2.
    That, for the purpose of determining liability under the Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

    3.
    To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

  (b)
  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 4.    Unregistered Securities Issued or Sold Within One Year

        None.

Item 5.    Index to Exhibits

        See Exhibit Index on page II-5.

Item 6.    Description of Exhibits.

        See Exhibit Index on page II-5.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that the Registrant meets all of the requirements of filing on Form SB-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Enumclaw, State of Washington on March 19, 2002.

MOUNTAIN BANK HOLDING COMPANY
By:	/s/ ROY T. BROOKS Roy T. Brooks Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roy T. Brooks and Steve W. Moergeli and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 19, 2002.

Signature	Capacity

/s/ ROY T. BROOKS Roy T. Brooks	Chairman of the Board and Director (Principal Executive Officer)
/s/ SHEILA M. BRUMLEY Sheila M. Brumley	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ SUSAN K. BOWEN-HAHTO Susan K. Bowen-Hahto	Director
/s/ BRIAN W. GALLAGHER Brian W. Gallagher	Director
/s/ MICHAEL K. JONES Michael K. Jones	Director
/s/ BARRY C. KOMBOL Barry C. Kombol	Director
/s/ STEVE W. MOERGELI Steve W. Moergeli	Director

/s/ JOHN W. RAEDER John W. Raeder	Director
/s/ J.B. RUPERT J.B. Rupert	Director
/s/ GARRETT S. VAN BEEK Garrett S. Van Beek	Director
/s/ HANS R. ZURCHER Hans R. Zurcher	Director

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Articles of Incorporation of Mountain Bank Holding Company, as amended(1)
2.2	Bylaws of Mountain Bank Holding Company(2)
4.1	Form of Subscription Agreements
6.2	1990 Employee Stock Option Plan(3)
6.3	1999 Employee Stock Option Plan(4)
6.4	Form of 1999 Employee Stock Option Plan Option Agreement(4)
6.5	1990 Director Stock Option Plan(3)
6.6	1999 Director Stock Option Plan(4)
6.7	Form of 1999 Director Stock Option Plan Option Agreement(4)
6.8	1995 Employee Stock Purchase Plan(3)
10.1	Consent of McGladrey & Pullen, LLP, Independent Certified Public Accountants
10.2	Consent of Knight Vale & Gregory PLLC, Independent Certified Public Accountants
10.3	Consent of Legal Counsel (included in legal opinion—filed as Exhibit 11.1)
11.1	Opinion of Graham & Dunn regarding legality of the securities covered by the Registration Statement
12.1	Form of Letter to Shareholders

(1)
Incorporated by reference to exhibit 3.1 included in the Registrant's Quarterly Report on Form 10Q-SB for the quarter ended June 30, 2000.

(2)
Incorporated by reference to exhibit 3.2 included in the Registrant's Annual Report on Form 10K-SB for the fiscal year ended December 31, 2000.

(3)
Incorporated by reference to exhibits included in the Registrant's Registration Statement on Form 10-SB, Registration No. 000-28394.

(4)
Incorporated by reference to exhibits included in the Registrant's Annual Report on Form 10K-SB for the fiscal year ended December 31, 1999.

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501 Roosevelt Enumclaw, WA 98022 (360) 825-0100
A Maximum of 60,000 Shares (No Minimum Number of Shares) No Par Value Common Stock
TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
TERMS OF THE OFFERING
DILUTION
DIVIDEND POLICY
USE OF PROCEEDS
BUSINESS Mountain Bank Holding
Mt. Rainier Bank
Gap Analysis December 31, 2001
Summary of Credit Loss Experience and Related Information
At December 31, 2001 and 2000
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
CERTAIN TRANSACTIONS AND RELATIONSHIPS
SUPERVISION AND REGULATION
Significant Changes in Banking Laws and Regulations
Mountain Bank Holding
Mt. Rainier National Bank
DESCRIPTION OF COMMON STOCK
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
AVAILABLE INFORMATION
EXPERTS
LEGAL MATTERS
INDEX TO FINANCIAL STATEMENTS
Independent Auditor's Report
Independent Auditor's Report
Mountain Bank Holding Company and Subsidiary Consolidated Balance Sheets December 31, 2001 and 2000
Mountain Bank Holding Company and Subsidiary Consolidated Statements of Income Years Ended December 31, 2001 and 2000
Mountain Bank Holding Company and Subsidiary Consolidated Statements of Shareholders' Equity Years Ended December 31, 2001 and 2000
Mountain Bank Holding Company and Subsidiary Consolidated Statements of Cash Flows Years Ended December 31, 2001 and 2000
Mountain Bank Holding Company and Subsidiary Notes to Consolidated Financial Statements December 31, 2001 and 2000
Mountain Bank Holding Company and Subsidiary Notes to Consolidated Financial Statements December 31, 2001 and 2000
Mt. Rainier National Bank Average Balances and Net Interest Income Years Ended December 31, 2001 and 2000
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS